SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Period: May 7, 2004 - August 13, 2004

WMC RESOURCES LTD

ACN 004 184 598

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases made during the period May 7, 2004 – Aug 13, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC RESOURCES LTD

By:	/s/ R.E. Mallett
Name:	R.E. Mallett

Title:	Assistant Company Secretary

Date:	19 Aug 2004

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-18

Please find attached media release from the South Australian Premier’s office relating to WMC Resources decision to invest a further $50 million over two years in a major study to determine whether there should be a multi-billion expansion of the Olympic Dam mine in South Australia’s mid-north.

A copy of this public announcement will be published on WMC’s web site at www.wmc.com later this morning.

Ross Mallett

Assistant Company Secretary

26 May 2004

For further information please contact:

Media contact:

Troy Hey

Group Manager - Public Affairs

Mbl: 0419 502 852

Investor/Analyst contact:

Adrian Fernando

Manager - Investor Relations

Mbl: 0438 068 049

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

News Release	Premier Mike Rann Minister for Economic Development Minister for Social Inclusion Minister for the Arts Minister for Volunteers

Wednesday 26 May 2004

$50 MILLION STUDY TO GAUGE FUTURE OF OLYMPIC DAM

WMC Resources Ltd today announced it will invest a further $50 million over two years in a major study to determine whether there should be a multi-billion expansion of the Olympic Dam mine in South Australia’s mid-north.

Premier Mike Rann says the SA Government is giving its full support to the study which will help WMC determine whether it should double the capacity of the mine at a cost of between $2 billion and $4 billion by the end of the decade.

“The potential for the Olympic Dam mine is huge.

“An expansion of this size could lead to the creation of hundreds of jobs and further growth in the population of the Roxby Downs township, which is already 4,000.

“This would also help the State achieve many of the targets laid out in the State Strategic Plan including increasing minerals production to $3 billion and increasing minerals processing by a further $1 billion by 2020 as well as increasing SA’s population to 2 million by 2050.

“It should also help us in our target of trebling the value of SA’s export income to $25 billion by 2013.

“At present, the Olympic Dam is the world’s eighth largest copper deposit and largest known uranium deposit. Last year, it generated $670 million in export income for Australia.

“This has the potential to double if the expansion goes ahead,” Mr Rann said.

WMC has already invested $4 billion in developing Olympic Dam, including $600 million in the past three years and another $80 million during this year in mine development.

Major activities for the next phase of the Study include:

•	an additional 72 km of drilling to improve understanding of the undeveloped southern deposit

•	the assessment of mining and processing methods for the southern deposit and development of a ‘whole-of- deposit’ mine plan;

•	environmental studies, including the scoping of a new Environmental Impact Statement;

•	a detailed investigation of options for future water and energy supply to the operation

•	preparation of a logistics plan for the operation, including the possibility of linking Olympic Dam to the rail network; and

•	identification of future land requirements, support for the Roxby Downs township and associated infrastructure

WMC Resources CEO, Andrew Michelmore says Olympic Dam is already Australia’s largest underground mine and mineral processing operation.

“Olympic Dam currently has an annual production capacity of 235 000 tonnes of copper, 4 500 tonnes of uranium and 100 000 ounces of gold.

“Studies so far have shown that by extending underground mining, Olympic Dam could produce up to 350 000 tonnes of copper per year.

“Open pit mining, when added to continuing underground operations, could increase copper production to in excess of 500 000 tonnes per annum.

“By 2006, WMC will be in a position to identify a single preferred life of mine development plan for the total resource. That option would become the subject of a final feasibility study,” Mr Michelmore said

The development study work will be in addition to ongoing assessment of Olympic Dam’s future energy needs, including the option of connecting Olympic Dam to a natural gas network.

In its Study, WMC will work closely with the SA Economic Development Board and the State Government Task Force for further development of Olympic Dam, appointed by the Premier in 2002.

For further information contact Jill Bottrall on 8463 3362 or 0419 99 01 60.

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-20

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Ross Mallett

Assistant Company Secretary

7 July 2004

WMC Resources Ltd
ABN 76 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9686 3569

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WMC Resources Ltd

ABN

74 004 184 598

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	346,500

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The securities in (2) above comprise of 346,500 shares arising from options which were exercised during the period. Option exercise prices and expiry dates are detailed in Attachment “A”.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Securities rank equally from date of allotment.

5	Issue price or consideration	Refer to Attachment “A”.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Refer to Item 3 above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment of shares
		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,157,655,181	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer to Attachment “A”.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	_________________________________________________________________________________

12	Is the issue renounceable or non-renounceable?	_________________________________________________________________________________

13	Ratio in which the +securities will be offered	_________________________________________________________________________________

14	+Class of +securities to which the offer relates	_________________________________________________________________________________

15	+Record date to determine entitlements	_________________________________________________________________________________

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	_________________________________________________________________________________

17	Policy for deciding entitlements in relation to fractions	_________________________________________________________________________________

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

_________________________________________________________________________________

19	Closing date for receipt of acceptances or renunciations	_________________________________________________________________________________

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B

New issue announcement

20	Names of any underwriters	_________________________________________________________________________________

21	Amount of any underwriting fee or commission	_________________________________________________________________________________

22	Names of any brokers to the issue	_________________________________________________________________________________

23	Fee or commission payable to the broker to the issue	_________________________________________________________________________________

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	_________________________________________________________________________________

25	If the issue is contingent on +security holders’ approval, the date of the meeting	_________________________________________________________________________________

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	_________________________________________________________________________________

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	_________________________________________________________________________________

28	Date rights trading will begin (if applicable)	_________________________________________________________________________________

29	Date rights trading will end (if applicable)	_________________________________________________________________________________

30	How do +security holders sell their entitlements in full through a broker?	_________________________________________________________________________________

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	_________________________________________________________________________________

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	______________________________________________________________________________________________

33	+Despatch date	______________________________________________________________________________________________

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	____________________________________________________________________________________

39	Class of +securities for which quotation is sought	____________________________________________________________________________________

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

____________________________________________________________________________________

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	____________________________________________________________________________________

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Ross E. Mallett	Date: 7 July 2004
(Assistant Company Secretary)

Print name:	Ross E. Mallett

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

30 June 2004

Attachment “A”

Details of Securities Issued

	Shares	Issue Price	Issue Date	Expiry Date	Description	Share Capital
	36,700	$3.90	20.12.1999	20.12.04	Employee Options Exercised	143,130
	41,000	$3.48	18.12.2000	18.12.05		142,680
	76,300	$4.33	30.11.2001	30.11.06		330,379
	192,500	$4.34	23.12.2002	23.12.07		835,450

Total Shares Issued	346,500					1,451,639

(Exercise of Employee Options)

Shares to be Quoted	346,500				Total Share Capital to be Quoted	$1,451,639

Details of Securities Not Quoted on the ASX

Unquoted Securities as at 31/03/04	Description	Options exercised	Options lapsed	Options issued	Unquoted Securities As at 30/06/04
1,258,475	(a) employee options expiring 20/12/2004 exerciseable at $3.90	36,700	0		1,221,775
1,571,200	(b) employee options expiring 18/12/2005 exerciseable at $3.48	41,000	0		1,530,200
3,911,700	(c) employee options expiring 30/11/2006 exerciseable at $4.33	76,300	0		3,835,400
7,119,962	(d) employee options expiring 23/12/2007 exercised at $4.34	192,500	0		6,927,462

13,861,337	TOTAL OPTIONS	346,500	0	—	13,514,837

Quoted Securities as at 31.03.04	1,157,308,681
plus Securities subject to this application for quotation	346,500

TOTAL SECURITIES TO BE QUOTED ON ASX	1,157,655,181

Value	Fee
1,451,639 Issued Capital
In excess of: 500,000	$2,350.00
Excess 951,639 @ 0.12250006%	$1,165.76

Total Fee	$3,515.76

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-21

Release of Quarterly Review

Please find attached for immediate release, Public Announcement 2004-21 covering WMC Resources Ltd’s June 2004 Quarterly Review.

A copy of this public announcement will be published on WMC’s web site at www.wmc.com later this morning.

WMC’s Chief Executive Officer, Mr Andrew Michelmore, will host an audio conference at 11.00am this morning which will be broadcast live from WMC’s web site. A recording of this conference will be available for playback on WMC’s web site this afternoon.

Ross Mallett

Assistant Company Secretary

15 July 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

HEALTH, SAFETY & ENVIRONMENT

Safety and Environment

The lost time plus medically treated injury frequency rate (IFR) for the year to 30 June 2004 is slightly above rates achieved in 2003. While our total injury rate has not improved, the overall severity of injuries is significantly lower than experienced in previous years. Reflecting this, the lost time injury rate stands at 1.8 at the end of June compared with the full year 2003 result of 3.2.

During the quarter we commenced remediation works at the Yeelirrie uranium project site in Western Australia. The rehabilitation plan has been developed with the approval of the State Mining Engineer and Radiological Council of WA and is expected to be completed by year end.

Health, safety and environment performance data are also available at www.wmc.com/sustainability.

Note: Unless otherwise stated, comparisons contained in this production report are quarter on previous quarter. Statements, particularly those regarding the possible or assumed future performance, production levels, prices, reserves, divestments, growth or other trend projections are or may be forward looking statements. Actual results, actions and developments may differ materially from those expressed or implied by these forward looking statements depending on a variety of factors including known and unknown risks and uncertainties.

WMC RESOURCES SHARE PRICE

OVERVIEW

30 - June

Dear Shareholder,

Improved reliability and consistency at Olympic Dam and completion of major maintenance at our nickel operations position us well for a strong second half.

Record smelter throughput at Olympic Dam contributed to higher copper production for the quarter and cathode production is expected to increase further in the second half of the year. Mine production was down slightly on the previous quarter. A work program to address this is being implemented.

Nickel production was on plan for the quarter and we are on track to meet our full year targets.

Acid availability constrained fertilizer production during the quarter and full year production is now expected to be 900,000 tonnes.

A revised management structure, with an expanded focus on growth and business development opportunities, was introduced during the quarter. The next stage of the Olympic Dam Development study pre-feasibility work has begun and drilling commenced at the Yakabindie nickel project.

Our focus remains on safe, consistent and reliable performance. I am especially pleased with our nickel operations delivering to plan and the significant improvements in reliability at Olympic Dam in a continued period of strong commodity prices.

A G MICHELMORE

Chief Executive Officer

15 July 2004

QUARTERLY REVIEW

QUARTER ENDED 30 JUNE 2004

WMC RESOURCES LTD

(ABN 78 004 184 596)

PRODUCTION OVERVIEW

Copper & Uranium

A continued focus on reliability at Olympic Dam contributed to record smelter throughput for the quarter and higher cathode production. The higher utilisation rates achieved at the smelter are expected to contribute to higher cathode production in the second half of the year, with full year production expected to be in the 220-230kt range.

Mine production was down slightly on the previous quarter. A work program for the second half of 2004 has been designed to ramp-up mining rates. This will address the availability of production stopes, development rates, ventilation and backfill requirements. Surface stocks will continue to be processed to support production.

The newly commissioned copper solvent extraction plant ramped up to full capacity during the quarter and will contribute to improved second half production.

The uranium solvent extraction plant is performing consistently well with uranium recoveries for the half exceeding design capacity.

Nickel

Nickel production was on plan for the quarter and we are on track to meet our full year targets.

During the quarter we took the opportunity to advance some components of smelter maintenance previously planned for 2005. This provides us with the flexibility to maximise output in 2005 without affecting 2004 production.

The key maintenance task was replacement of the reaction shaft roof of the smelter furnace. An innovative prefabrication approach enabled the work to be completed in 13 days compared to the 28 days originally scheduled for 2005. The smelter was re-commissioned in late June, with production returning to normal in early July. Concentrate and ore stocks were built-up during the outage and the smelter is well positioned for a strong second half of the year.

Concentrate production at both Mount Keith and Leinster was lower than the prior quarter, in line with expectations. At Mount Keith, the first ore from Stage F was processed, and production was supplemented by the processing of lower grade stockpiled ores.

Continued strong metallurgical recoveries at Leinster partially offset a reduction in ore grades. Utilisation of smaller equipment has enabled the mining of remnant ore from the Harmony open pit. Mining of this ore is expected to continue during the September quarter, with processing continuing through to year end.

Overburden removal has commenced at the new 11 Mile Well satellite open pit near Leinster. The mine is expected to yield a total of 6,000 tonnes of nickel-in-concentrate in 2005.

The Perseverance 6–11 Level development project is continuing to plan with decline access to the 11 Level achieved during the quarter.

Concentrate production at Kambalda was 19 per cent higher, reflecting increased ore deliveries from nickel mines in the area. Output is expected to increase further in coming quarters.

Production of nickel metal at the Kwinana refinery has returned to full rates following completion of the three-yearly major maintenance shutdown. Debottlenecking work was also undertaken during the outage to enable the refinery to increase capacity to 70,000 tonnes per annum rates by year end.

Fertilizers

Fertilizer production was constrained by reduced sulphuric acid supplies following welding repairs on the converter at the Mount Isa acid plant. Consequently, fertilizer production for the full year is now expected to be about 900,000 tonnes.

We are addressing the cause of the premature failure of the welds on the converter with the equipment supplier. Acid production has since returned to full capacity.

MANAGEMENT RESTRUCTURE

The senior management team has been restructured to enhance our capacity to assess growth and business development opportunities while maintaining our focus on consistent and reliable production performance.

Under the new structure, Alan Dundas takes on the role of EGM Nickel and Seamus French has been appointed EGM Copper Uranium. A new Fertilizers and Industrial Minerals group has been created to incorporate Queensland Fertilizer Operations, Hi Fert and Corridor Sands. We are well advanced in an external search for an EGM Fertilizers and Industrial Minerals. In the interim, Mike Nossal, EGM Business Strategy and Development, has taken accountability for this business.

BUSINESS DEVELOPMENT

Olympic Dam

Work has commenced on the next phase of the Olympic Dam Development Study. The study will focus on leveraging the already significant investment at Olympic Dam and provide a life of mine plan to guide ongoing development. By 2006 WMC will be in a position to identify a single preferred development plan. That option will become the subject of a final feasibility study and could potentially increase copper production levels to 350ktpa through underground expansion or to 500ktpa through an open pit.

Nickel

On 18 June we entered into a conditional agreement to sell our Lanfranchi nickel mine and associated tenements at Kambalda for A$26M. This sale concludes our strategy of selling mature nickel mines at Kambalda and participating in the benefits that a third party can yield from the remaining resource.

Drilling for the pre-feasibility study at Yakabindie has commenced with eight drill holes completed during the quarter. Fresh core samples are currently undergoing metallurgical evaluation.

Exploration

Near mine exploration advanced at Cliffs and Collurabbie during the quarter. Exploration and assessment of opportunities continue globally for nickel sulphides (Africa, North America, China) and for copper-gold deposits (Africa, North and South America).

WMC RESOURCES LTD ABN 76 004 184 598

QUARTERLY REVIEW

QUARTER ENDED 30 JUNE 2004

WMC RESOURCES LTD

(ABN 78 004 184 596)

TAXATION

As a result of strong taxable income generation in 2003 and continued strong profitability in 2004, we anticipate that substantially all of our known tax losses will be brought to account in the current year. This should result in an accounting tax credit of around 5 to 10 per cent during both halves of 2004 subject to profitability levels. We believe that we are unlikely to pay cash tax until 2006.

We are currently evaluating the benefits, if any, which may arise from entering the tax consolidations regime and will advise this once determined.

2004 CALENDAR

Half year financial results will be released on 11 August 2004. We will release our September Quarterly Review on 14 October 2004.

WMC RESOURCES LTD ABN 76 004 184 598

QUARTERLY REVIEW

QUARTER ENDED 30 JUNE 2004

WMC RESOURCES LTD

(ABN 78 004 184 596)

PRODUCTION SUMMARY

	Quarter ended 30 June 2004	Quarter ended 31 Mar 2004	Quarter ended 30 June 2003
Olympic Dam Operations
Copper (tonnes of refined copper)	54,785	47,974	49,644
Uranium Oxide concentrate (tonnes)	1,020	1,205	764
Gold (ounces)	22,266	12,110	23,371
Silver (ounces)	232,194	127,190	173,340

Nickel (tonnes contained nickel)
Kambalda Nickel Operations	7,058	5,938	7,100
Leinster Nickel Operations	8,639	11,308	10,099
Mount Keith Operations	9,577	11,526	11,590
Total nickel-in-concentrate	25,274	28,772	28,789
Total nickel-in-matte	18,774	27,074	21,923
Total nickel metal	16,893	11,655	14,498

Phosphate Hill
Di-ammonium phosphate (tonnes)	107,677	166,929	168,075
Mono-ammonium phosphate (tonnes)	79,751	59,790	70,726
Total Fertilizer (tonnes)	187,428	226,719	238,801

A statistical supplement providing a detailed breakdown of WMC production results is on our home page at http://www.wmc.com

WMC RESOURCES LTD ABN 76 004 184 598

QUARTERLY REVIEW

QUARTER ENDED 30 JUNE 2004

WMC RESOURCES LTD

(ABN 78 004 184 596)

COMMODITY AND CURRENCY HEDGING

The table below shows both the rates at which the open hedge transactions are contracted with third parties to determine the cash flow impact for each hedge and the fair valued rates for determining the profit and loss impact.

Hedging as at 30 June 2004

Period	Forward Sale of US$		Non-limiting Cover
	Amount US$m	Cash Flow Rate A$/US$	Amount US$m	Cash Flow Rate A$/US$	Profit & Loss Rate A$/US$
2004	114	0.6720	36	0.6402	0.5289

*	The legacy hedges were fair valued at the date of demerger. Consequently, the profit and loss for each hedge will be determined by the difference between a particular hedge’s fair valued rate and the spot price at the date of the hedge’s maturity.

Deferred profits

Profits arising on the close out of the legacy hedge book during 2003 have been deferred and will be recognised during 2004 to 2010 as shown in the tables below.

	Currency		Gold
	(A$m)		(A$m)
	1H	2H	1H	2H
2004				2.0
2005	54.5	60.2	1.2	1.6
2006	37.3	41.8	1.1	1.4
2007	40.5	42.1	1.2	1.6
2008	45.9	44.6	1.1	1.5
2009			1.3	1.7
2010			1.4	1.8

Deferred cashflows

In 2001 some foreign exchange and gold hedges were reversed as a result of the gold asset sales. The profit and loss on these transactions was realised in 2001 and the cash outflow was scheduled to occur as shown in the table below.

(A$m)
2004	17.2
2005	37.3
2006	28.5
2007	23.4
2008	21.2

During the quarter we took advantage of our strong cash inflows to arrange the early repayment of these amounts.

A total payment of A$107M was made to clear A$127M of these outstandings, with the A$20M reduction against the scheduled payment profile reflecting the time value of money at Australian dollar interest rates.

An amount of A$0.7M cash outflow remains deferred at 30 June 2004 and will mature in the second half of 2004.

WMC RESOURCES LTD ABN 76 004 184 598

WMC Resources Ltd Quarterly Statistical Supplement - Total Production	Quarter Ended 30 June 2004

	Quarter ending 30/06/2004		Quarter ending 31/03/2004		Quarter ending 31/12/2003		Quarter ending 30/09/2003		Quarter ending 30/06/2003
COPPER & URANIUM - OLYMPIC DAM OPERATIONS
COPPER	tonnes		tonnes		tonnes		tonnes		tonnes
Ore hoisted	1,932,556		2,260,224		2,575,092		2,281,673		2,089,739

	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Ore treated and head grade	2,100,103	2.36	2,364,103	2.40	1,959,037	2.50	2,151,125	2.45	2,334,685	2.19
Concentrate smelted	127,979	45.5	110,919	49.6	67,723	50.3	64,322	51.3	125,159	47.4

	tonnes		tonnes		tonnes		tonnes		tonnes
Copper cathode produced	54,785		47,974		33,420		35,337		49,644

	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne
Uranium oxide concentrate produced & head grade	1,020	0.65	1,205	0.63	898	0.62	906	0.65	764	0.64

	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Refined gold produced & head grade	22,266	0.46	12,110	0.46	18,904	0.45	16,910	0.46	23,371	0.48

	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Refined silver produced & head grade	232,194	5.15	127,190	4.87	164,757	5.11	113,632	4.90	173,340	4.32

NICKEL

Ore treated and head grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations*	251,592	3.08	170,282	3.83	204,016	3.56	178,990	3.62	218,327	3.57
Leinster Nickel Operations	595,408	1.69	676,596	1.95	621,748	2.13	664,652	1.92	581,944	2.02
Mount Keith Nickel Operations	2,850,550	0.52	2,673,931	0.61	2,974,189	0.66	2,838,202	0.66	2,698,898	0.59

Concentrate produced & concentrate grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations	53,364	13.2	42,595	13.9	45,930	14.3	41,821	13.9	50,748	14.0
Leinster Nickel Operations	79,741	10.8	95,425	11.9	93,661	12.1	89,509	11.9	84,963	11.9
Mount Keith Nickel Operations	41,922	22.8	57,212	20.1	70,681	20.6	66,366	20.6	54,386	21.3

Nickel contained in concentrate	tonnes		tonnes		tonnes		tonnes		tonnes
Kambalda Nickel Operations	7,058		5,938		6,576		5,828		7,100
Leinster Nickel Operations	8,639		11,308		11,340		10,667		10,099
Mount Keith Nickel Operations	9,577		11,526		14,586		13,661		11,590

Total	25,274		28,772		32,502		30,156		28,789

Smelter feed & matte produced (tonnes)	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte
Kalgoorlie Nickel Smelter	149,911	27,046	192,053	39,628	188,631	39,654	194,407	43,688	167,471	31,854

Nickel contained in matte	tonnes		tonnes		tonnes		tonnes		tonnes
Kalgoorlie Nickel Smelter	18,774		27,074		27,346		27,799		21,923

Matte treated	tonnes		tonnes		tonnes		tonnes		tonnes
Kwinana Nickel Refinery	24,866		17,989		26,354		20,867		21,706

Nickel packaged	tonnes		tonnes		tonnes		tonnes		tonnes
Kwinana Nickel Refinery	16,893		11,655		17,780		13,969		14,498

FERTILIZER - PHOSPHATE HILL

	tonnes		tonnes		tonnes		tonnes		tonnes
DAP	107,677		166,929		215,412		173,441		168,075
MAP	79,751		59,790		32,839		27,484		70,726
Total Fertilizer	187,428		226,719		248,251		200,925		238,801

*	Purchased feed.

Date: 29 July 2004

Public Announcement 2004-22

WMC and Jinchuan sign strategic alliance for joint exploration in China

WMC Resources Ltd (WMC) and China’s largest nickel producer, Jinchuan Group Limited (Jinchuan) this week signed an Exploration Co-operation Agreement that will see the two companies form a partnership to explore for nickel in China.

Under the agreement, the two companies will form a strategic alliance to explore for nickel sulphides and associated metals in Jinchuan’s home province of Gansu in central China and in other parts of China.

The partnership will be owned and funded on a 50-50 basis, with WMC and Jinchuan sharing the cost of any agreed exploration programs. Exploration tenements in the area of interest have already been secured under the agreement.

The board and management team for the joint venture company to be formed out of the partnership will be drawn from WMC and Jinchuan.

The agreement also carries provisions for advanced joint exploration, development and mining of any nickel sulphide ore bodies discovered within the area of interest, and Jinchuan will have a first right of purchase, linked to international commercial terms, for nickel produced.

The agreement was signed in Melbourne this week by WMC Resources’ Chief Executive Officer, Mr Andrew Michelmore and Jinchuan Group’s President and Chairman, Mr Li Yong-jun.

“This agreement is based on a set of shared principles. It has been forged out of a valued, long-term relationship between WMC and Jinchuan. It is underpinned by mutual understanding and a co-operative, positive approach,” Mr Michelmore and Mr Li said in a joint statement.

The agreement is the next step in a 16-year relationship between the Australian and Chinese companies, both of whom are their country’s biggest nickel producers.

The signing of this agreement was witnessed by Mr Zhang Chong, Director of the Department of Land and Resources of Gansu Province, as a representative of the Gansu Provincial Government.

Mr Zhang Chong commented: “The Government of Gansu Province strongly supports the cooperation between WMC and Jinchuan in this exploration venture, and more broadly we welcome the deepening of the relationship between these two companies.”

Mr Michelmore said: “This strategic alliance combines WMC’s nickel sulphide exploration expertise with Jinchuan’s local knowledge and vast experience in the nickel business. We are very pleased to have strengthened an already strong relationship with a respected nickel producer like Jinchuan, and we look forward to pursuing exploration programs in China alongside our new partner.”

WMC Resources Ltd
ABN 76 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9686 3569

The close association between WMC and Jinchuan began in 1988 when WMC assisted Jinchuan in the construction of its nickel smelter in Gansu Province.

“Jinchuan welcomes the formalising of this alliance. WMC has a strong exploration skills base and a reputation for applying cutting edge technology for data interpretation,” Mr Li said.

In August last year, WMC agreed to a five-year nickel supply contract with Jinchuan, beginning in 2005. That contract calls for WMC to supply to Jinchuan 90,000 tonnes of nickel (in matte form), and it comes on top of an earlier agreement to provide 30,000 tonnes of nickel. When valued at current prices, that 120,000 tonnes of nickel is worth US$1.8 billion.

The Jinchuan Group is located in Jinchang, known as China’s nickel capital. Jinchuan is China’s largest integrated producer of nickel for the domestic market. Jinchuan’s nickel output accounts for more than 88 per cent of Chinese production.

WMC Resources is one of Australia’s largest minerals development companies, and ranks as the world’s third largest nickel producer. WMC’s current nickel production comes from Western Australia.

Note: A photo of Jinchuan’s Mr Li Yong-jun and WMC’s Mr Andrew Michelmore signing the agreement in Melbourne on 26 July 2004 is available by contacting Heather Lakin on telephone (03) 9685 6101 or via email heather.lakin@wmc.com

For further information contact:

Media contact:

Troy Hey

Group Manager – Public Affairs

Telephone: (03) 9685 6233

Mobile: 0419 502 852

Analyst contact:

Nerida Mossop

Manager – Investor Relations

Telephone: (03) 9685 6274

Mobile: 0418 378 809

To:	The Manager

Announcements

ASX Company Announcements Office

Public Announcement 2004-23

WMC Resources Ltd 2004 Half-Year Results

Please find attached for immediate release Public Announcement 2004-23 covering the release of WMC Resources Ltd’s Financial Results for the half-year ended 30 June 2004.

The following documents are included as part of the release:

•	Public Announcement

•	Fact File for the Half-Year ending 30 June, 2004

•	Appendix 4D – Half-Yearly ASX Report

WMC’s Chief Executive Officer, Mr Andrew Michelmore, will host an audio conference and webcast presentation at 1.00pm this afternoon which will be broadcast live from WMC’s web site at www.wmc.com. A recording of this conference will be available for playback on WMC’s web site later this evening.

Ross Mallett

Assistant Company Secretary

11 August 2004

For further information, please call:	WMC Resources Ltd
ACN 004 184 598
Media Contact:
Troy Hey, Group Manager Public Affairs	GPO Box 860K
(03) 9685-6233 or 0419 502 852	Melbourne Vic. 3001
Australia
Analyst/Shareholder Contact:
Nerida Mossop, Manager Investor Relations	Level 16 IBM Centre
(03) 9685-6274 or 0418 378 809	60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

WMC RESOURCES LTD

FACT FILE

FOR THE SIX MONTHS ENDED

30 JUNE 2004

FOR ADDITIONAL INFORMATIONS PLEASE CONTACT:

Media contact:

Troy Hey Group Manager – Public Affairs

Phone + 61 03 9685 6233 or +61 0419 502 852

troy.hey@wmc.com

Analyst and shareholder contact:

Nerida Mossop Manager – Investor Relations

Phone + 61 03 9685 6274 or + 61 0418 378 809

nerida.mossop@wmc.com

DISCLAIMER

Statements contained in this material, particularly those regarding the possible or assumed future performance, costs, dividends, returns, production levels or rates, prices, reserves, divestments, potential growth of WMC, industry growth or other trend projections and any estimated company earnings are or may be forward looking statements. Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. Actual results, actions and developments may differ materially from those expressed or implied by these forward looking statements depending on a variety of factors, including: variations in the market price of the minerals and metals produced by WMC, the impact of foreign currency exchange rates on these market prices, WMC’s ability to profitably produce and transport minerals and metals extracted to applicable markets, WMC’s ability to achieve projected cost and scheduling targets for repair and construction activities and the activities of governmental authorities in certain countries where WMC has projects, facilities or mines that are being explored or developed, as well as the factors discussed under the caption “Risk Factors” at pages 13 to 16 of WMC’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

The presentation of WMC’s statement of financial performance, statement of financial position, and statement of cashflows and the business segment financial statements is designed to provide information in relation to each of the business segments and is therefore not set out in accordance with Australian Generally Accepted Accounting Principles (GAAP). Financial statements prepared in accordance with Australian GAAP can be found in the Half Yearly ASX Report.

All amounts are in Australian dollars unless otherwise stated.

1	WMC RESOURCES LTD ABN 76 004 184 598

2	WMC RESOURCES LTD ABN 76 004 184 598

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3	WMC RESOURCES LTD ABN 76 004 184 598

PUBLIC ANNOUNCEMENT

EARNINGS, RETURNS AND CASH FLOW UP IN STRONG FIRST HALF

PERFORMANCE

•	Profit after tax of $515m for the half year ended 30 June 2004 increased $316m on the preceding half.

•	Return on equity increased from 10 per cent to 23 per cent.

•	EBIT from operations has doubled to $438m, reflecting increased production and sales from the copper and fertilizer operations and improved realised Australian dollar prices.

•	Cashflow before financing and demerger costs increased to $398m from $140m in the preceding half.

•	The company’s financial position strengthened during the period, with gearing reduced to 20 per cent and interest cover up to 35 times.

•	Capital expenditure for the half was $199m, down 44 per cent on the preceding half.

•	The company does not expect to pay tax in the current year. The half year result includes a net tax credit of $46m which includes the benefit of tax losses brought to account in the period.

•	Directors declared an interim dividend of 17 cents per share.

Key Financials

(A$ Million)	Actual 2H03	Actual 1H04
Revenue from operations (pre hedging)[1]	1,538	1,831
Profit after tax	199	515
EBIT from operations (pre hedging)[1]	219	438

Cashflow from operations	469	602
Capital expenditure	357	199
Cashflow before financing and demerger costs[1]	140	398
Net debt[1]	1,253	1,091

Total assets	7,560	7,601
Equity	3,950	4,428

Return on equity (%)	10.1	23.2
Cash flow from operations to net debt (%)	74.8	110.4
Net debt / net debt + equity (%)	24.1	19.8
Interest cover (times)	14.6	34.6
Earnings per share - basic (cents)	17.5	44.6
Dividend per share - unfranked (cents)	6.0	17.0

[1]	Not prepared in accordance with Australian GAAP. Refer to disclaimer stated on page 1.

CEO COMMENTS

“Improving operational reliability and Australian dollar commodity prices increased earnings, returns and cashflows in the six months to June 2004,” said WMC Resources Ltd CEO, Andrew Michelmore.

“Our nickel operations produced first half performance to plan,with improved revenues and earnings growth.”

“A turnaround in reliability and profitability at Olympic Dam should continue throughout the year, with fertilizers also positioned for a stronger second half.”

“The gains from strong first half earnings have allowed us to reduce debt and gearing, building our capability for growth.”

“Balancing the dual demands of operational reliability and disciplined assessment of development opportunities will be the focus for us into 2005.”

4	WMC RESOURCES LTD ABN 76 004 184 598

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5	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

HEALTH, SAFETY & ENVIRONMENT

Safety performance

The lost time plus medically treated injury frequency rate (IFR) for the period is slightly above rates achieved in 2003. While our total injury rate has not improved, the overall severity of injuries is significantly lower than experienced in previous years. Reflecting this, the lost time injury rate stands at 1.8 for the first half compared with the full year 2003 result of 3.2.

Remediation works at the Yeelirrie uranium project site in Western Australia commenced during the half. The rehabilitation plan has been developed with the approval of the State Mining Engineer and Radiological Council of WA, and is expected to be completed by year end.

Health, safety and environment performance data is also available at www.wmc.com/sustainability.

WMC SHARE PRICE (A$)

6	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

MARKETING

Commodity markets were buoyant throughout the half with firm prices for all our commodities. Exchange stocks of both nickel and copper remain tight, and demand for our output has been strong. Fertilizer pricing has improved, boosting our realised prices. Uranium spot prices have increased significantly in view of expectations of more balanced supply/demand. As uranium is sold under long term contracts, these increased spot prices will be reflected as new contracts are put in place.

DIVIDENDS

In consideration of the strong earnings and cashflows, driven by the cyclical highs in commodity prices, Directors have declared an interim dividend of 17 cents per share to be paid on 22 September with the record date for entitlements being 6 September. WMC will continue the Dividend Reinvestment Plan, but the Directors have determined that a zero per cent discount will apply to the interim dividend and to future dividends until further notice.

TREASURY

The Group is in a strong financial position. As operators of large world-class assets, we seek to finance our assets and growth opportunities with a mix of equity and debt financing that best balances risk and reward to shareholders.

The Group has total assets of $7.6 billion, equity of $4.4 billion and net debt of just under $1.1 billion at 30 June 2004. The Group’s gearing (measured as debt to debt-plus-equity) was below 20 per cent.

During June 2004, we took advantage of strong operating cashflow to arrange early repayment of residual foreign exchange and gold hedge obligations relating to the gold operations previously conducted by the Group. First half 2004 cashflows reflect the settlement of $107 million together with the current period payments, totalling $116 million.

Finance and Other costs (as reported in the Statement of Financial Position) of $10 million largely relates to the amortisation of net gain arising on translation of foreign currency debt.

Funding arrangements

Our 2003 Global Bond (US$500 million 10 year and US$200 million 30 year tenor) remains in place as our core long term debt funding. Given our low gearing and strong cashflows, we have cancelled part of our existing syndicated debt facility and will refinance the balance this month, prior to the maturity in November of one tranche, with a dual currency revolver bank facility of US$250 million with a two year maturity.

Legacy currency hedge book

The legacy currency hedge book for 2005 to 2008 was closed out in the 2003 year. The resulting profit of $367 million was deferred and will be recognised over the years of 2005 to 2008 in line with the underlying production. The recognition profile of the deferred profits is set out on page 8. The amounts recognised in 2005 to 2008 will be largely non-assessable for income tax purposes. The portion of the hedge book relating to the 2004 financial year was not closed out. The hedged position in respect of the 2004 contracts is also set out on page 8.

INSURANCE

Olympic Dam heat exchanger insurance claim

Results for the first half of 2004 include the recognition of a net $22 million receivable in respect of an insured event at the Group’s copper operations. The event, the failure of the heat exchanger in the acid plant, occurred in late 2003 with the insurance claim recently agreed. The majority of the proceeds are expected to be received in the third quarter of 2004. The net impact of the $22 million reflects as $42 million in revenue in copper operations (the insured party) and a $20 million charge against revenue in ‘other operations’ (incorporating Westminer Insurance – the Group’s captive insurance company).

SX insurance claim

WMC has an outstanding claim in relation to the 2001 Olympic Dam fire. An amount of $120 million was recognised in relation to the claim in the 2002 financial statements. To date, we have received $82 million of cash in relation to the claim and carry a receivable of $38 million on the balance sheet. We are currently engaged in a mediation process with our insurers. The final amount of the claim will be in excess of the $120 million already brought to account. Recognition of further amounts will be subject to the outcome of these discussions and accounting convention.

7	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

TAXATION

Recognition of off-balance sheet tax losses

Strong taxable income in 2003 and the outlook for 2004 increased the certainty of recovery of off-balance sheet tax losses to the point that accounting convention requires the company to recognise substantially all of the known tax losses. Recognition over the full financial year will result in an effective tax credit on current year profit before tax of around 10 per cent. There remains a proportion of tax losses yet to be recognised. These may be brought to account during the current financial year, subject to levels of taxable income and accounting convention.

Tax consolidation regime

We are yet to make a final determination whether or not to enter the tax consolidation regime. Accordingly, the benefits (if any), which may arise from entering the new tax regime, have not yet been fully evaluated.

Depending on the election made, it is possible but not yet quantifiable, that the projected full year tax credit may be further increased in the 2004 year.

COMMODITY AND CURRENCY HEDGING

The table below shows both the rates at which the open hedge transactions are contracted with third parties to determine the cashflow impact for each hedge and the fair valued rates for determining the profit and loss impact.

The legacy hedges were fair valued at the date of demerger. Consequently, the profit and loss for each hedge will be determined by the difference between a particular hedge’s fair valued rate and the spot price at the date of the hedge’s maturity.

Hedging as at 30 June 2004

Period	Forward Sale of US$		Non-limiting Cover		Profit & Loss Rate A$/US$
	Amount US$m	Cashflow Rate A$/US$	Amount US$m	Cashflow Rate A$/US$
2004	114	0.6720	36	0.6402	0.5289

Deferred profits

Profits arising on the close out of the legacy hedge book during 2003 have been deferred and will be recognised during 2004 to 2010 as shown in the table below.

	Currency			Gold
	(A$m)			(A$m)
	1H	2H	Total	1H	2H	Total
2004					2.0	2.0
2005	54.5	60.2	114.7	1.2	1.6	2.8
2006	37.3	41.8	79.1	1.1	1.4	2.5
2007	40.5	42.1	82.6	1.2	1.6	2.8
2008	45.9	44.6	90.5	1.1	1.5	2.6
2009				1.3	1.7	3.0
2010				1.4	1.8	3.2

	178.2	188.7	366.9	7.3	11.6	18.9

8	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

PRODUCTION SUMMARY

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Contained nickel (‘000 tonnes)
- Concentrate	118	55	63	54
- Matte	99	44	55	46
- Metal	62	30	32	29

Copper (‘000 tonnes)	160	91	69	103
Uranium (tonnes)	3,203	1,399	1,804	2,225
Gold (‘000 ounces)	86	50	36	34

Fertilizer (‘000 tonnes)
- Di-ammonium phosphate	760	371	389	275
- Mono-ammonium phosphate	162	102	60	139

Total Fertilizer	922	473	449	414

For production commentary, refer to the nickel, copper and fertilizer sections of this document.

9	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

STATEMENT OF FINANCIAL PERFORMANCE

(A$ Million)	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
REVENUE
Nickel[1]	1,818	776	1,042	1,049
Copper-uranium	696	363	333	476
Fertilizer (QFO and Hi-Fert)	423	260	163	291
Elimination of intercompany sales	(8)	(4)	(4)	(7)

Sales revenue (pre hedging)	2,929	1,395	1,534	1,809
Revenue received/receivable from insurance claim	4	—	4	22

REVENUE from operations (pre hedging)	2,933	1,395	1,538	1,831

COSTS
Cash (includes commodity trading expenses)	(1,880)	(965)	(915)	(966)
Non cash	(583)	(267)	(316)	(261)
Third party purchases	(328)	(154)	(174)	(227)
Change in stock	80	29	51	36

TOTAL COST OF SALES	(2,711)	(1,357)	(1,354)	(1,418)

Total EBIT (pre hedging)	222	38	184	413

EBIT
Nickel[1]	430	104	326	380
Copper-uranium	(120)	(42)	(78)	77
Fertilizer	(31)	4	(35)	(3)
Other EBIT from operations[1]	11	5	6	(16)

EBIT from operations (pre hedging)	290	71	219	438

Net currency and commodity hedging gains	72	22	50	72

EBIT from operations (post hedging)	362	93	269	510
Corporate	(21)	(9)	(12)	(10)
Corporate one-off items	(8)	—	(8)	(1)
Finance and other costs	(3)	(1)	(2)	10
Exploration and new business	(36)	(23)	(13)	(24)

Total EBIT	294	60	234	485

Net borrowing costs	(46)	(21)	(25)	(16)

PROFIT before income tax credit/(expense)	248	39	209	469

Income tax credit/(expense)	(2)	8	(10)	46

PROFIT after tax	246	47	199	515

The revenue, costs, EBIT and EBIT from operations (post hedging) sections from the table above are not prepared under Australian GAAP. These items have been included as they are considered a useful measure of operational performance commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the Half Yearly ASX Report.

[1]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenue and costs. Comparatives have been restated accordingly.

10	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

STATEMENT OF FINANCIAL POSITION

(A$ Million)	Actual Jun-03	Actual Dec-03	Actual Jun-04
Property, plant & equipment (including acquired mineral rights)
Nickel	1,280	1,242	1,300
Copper-uranium	3,806	3,931	3,865
Fertilizer	561	566	547
Other	97	136	133

	5,744	5,875	5,845

Working capital
Nickel[1]	214	301	240
Copper-uranium	214	215	315
Fertilizer	165	81	86
Other[1]	(38)	(64)	(61)

	555	533	580

Corporate
Net deferred gains and balances relating to hedging and debt revaluations	(819)	(916)	(636)
Tax balances	(327)	(337)	(291)
Exploration and evaluation expenditure capitalised	84	69	76

Provisions	(186)	(190)	(202)

Other	167	169	147

NET ASSETS FUNDED BY DEBT AND EQUITY	5,218	5,203	5,519

Net debt	1,557	1,253	1,091

Shareholders’ equity	3,661	3,950	4,428

NET DEBT AND EQUITY	5,218	5,203	5,519

The table above is not prepared under Australian GAAP. It has been included as it is considered a useful measure of operational performance, commonly used by investors to evaluate the company. Financial Statements prepared in accordance with Australian GAAP can be found in the Half Yearly ASX Report.

[1]	Working capital relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s working capital. Comparatives have been restated accordingly.

11	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

STATEMENT OF CASH FLOWS

(A$ Million)	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
EBITDA (pre hedging)
Nickel[1]	673	208	465	466
Copper-uranium	98	73	25	188
Fertilizer	12	25	(13)	22
Corporate/New Business/Exploration/Other[1]	(52)	(24)	(28)	(41)

	731	282	449	635

Movements in working capital
Nickel[2]	(62)	24	(86)	61
Copper-uranium	34	36	(2)	(99)
Fertilizer	16	(68)	84	(5)
Corporate/New Business/Exploration/Other[2]	(15)	(40)	25	(2)

	(27)	(48)	21	(45)

Other balance sheet movements	18	(1)	19	16

Hedging receipts/(payments)[3]	8	(18)	26	20

Net borrowing costs paid	(51)	(6)	(45)	(23)

Income tax paid	(3)	(2)	(1)	—

Cash flow from operations	676	207	469	602

Capital expenditure
Nickel	(219)	(119)	(100)	(143)
Copper-uranium	(397)	(171)	(226)	(49)
Fertilizer	(41)	(14)	(27)	(5)
Corporate/New Business/Exploration/Other	(5)	(1)	(4)	(2)

	(662)	(305)	(357)	(199)

Other investing cashflows	27	(1)	28	(5)

Net cash flow before financing and demerger costs	41	(99)	140	398

Bond issue costs paid	(10)	(9)	(1)	—
Payment on close out of gold asset related hedge contracts	(33)	(20)	(13)	(116)
Payment on close out of interest rate hedge	(39)	(39)	—	—
Demerger costs paid	(45)	(45)	—	—

Net cash flow before debt and equity funding	(86)	(212)	126	282

[1]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenue and costs. Comparatives have been restated accordingly.
[2]	Movements in working capital relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s movement in working capital. Comparatives have been restated accordingly.
[3]	Exclude payments on settlement of Gold asset related hedging contracts. Comparatives have been restated accordingly.

12	WMC RESOURCES LTD ABN 76 004 184 598

BUSINESS PERFORMANCE

COMMODITY PRICES & EXCHANGE RATES

Financial Period Ended	Nickel US$/lb	A$/lb	Copper US$/lb	A$/lb	DAP US$/t	A$/t	US$/A$1.00
2000
First Half	4.28	7.01	0.80	1.31	146	239	0.6103
Second Half	3.57	6.47	0.84	1.52	161	291	0.5538
Full Year	3.92	6.73	0.82	1.41	154	265	0.5821
As at 31 December 2000	3.26	5.88	0.82	1.48	155	279	0.5548

2001
First Half	3.00	5.74	0.78	1.49	153	293	0.5228
Second Half	2.41	4.70	0.66	1.29	141	275	0.5127
Full Year	2.70	5.22	0.72	1.39	147	284	0.5175
As at 31 December 2001	2.58	4.64	0.66	1.19	151	272	0.5100

2002
First Half	2.97	5.56	0.72	1.35	154	288	0.5345
Second Half	3.15	5.70	0.70	1.27	160	290	0.5525
Full Year	3.07	5.65	0.71	1.31	157	289	0.5438
As at 31 December 2002	3.22	5.70	0.70	1.24	149	264	0.5646

2003
First Half	3.78	6.13	0.75	1.22	175	284	0.6166
Second Half	4.93	7.17	0.86	1.25	182	265	0.6872
Full Year	4.37	6.70	0.81	1.24	179	274	0.6523
As at 31 December 2003	7.49	10.01	1.05	1.40	205	273	0.7507

2004
First Half	6.19	8.36	1.25	1.69	213	288	0.7400
As at 30 June 2004	6.80	9.82	1.21	1.75	219	313	0.6926

US dollar prices and exchange rates sourced from Bloomberg

13	WMC RESOURCES LTD ABN 76 004 184 598

NICKEL

OVERVIEW OF NICKEL OPERATIONS

Market review

The average US dollar nickel price increased 26 per cent compared to the preceding half. This was a result of speculative activity and favourable market fundamentals including higher world stainless steel production, strong Chinese nickel / stainless steel demand and limitations on near-to-medium term upside production capacity. In Australian dollar terms, the nickel price increased by 17 per cent.

Production

Nickel production was on plan for the half. We remain on track to meet full year production targets. As expected, nickel-in-concentrate production was lower with mining at Mount Keith transitioning from higher grade ore at the bottom of Stage E cutback to lower grade ore from the new Stage F cutback and from stockpiles. Production from the Kalgoorlie smelter was also lower, in line with the reduced concentrate supply. With the smelter running at rates less than capacity, the opportunity was taken to advance some components of smelter maintenance previously scheduled for 2005. The three-yearly major maintenance shutdown at the Kwinana refinery was completed during the half.

Financials

Earnings before interest, tax and hedging from the nickel operations were $380m, up $54m from the preceding half. Key variances included:

•	Revenue from operations increased by $36m with lower sales volumes offset by higher realised prices.

•	Operational cash costs were $14m lower reflecting lower mining costs at Mount Keith (stockpile processing and transition to the new Stage F cutback).

•	The cost of purchased feed at Kambalda was $10m higher due to the higher nickel price and higher volumes.

•	Non-cash costs reduced by $64m, reflecting lower amortisation with completion of primary ore mining at Harmony open pit at Leinster and the transition to Stage F cutback and stockpile processing at Mount Keith. The Mount Keith reduction is a timing variance and is expected to return to normal levels in the coming half.

The combined impact of lower nickel production and higher cost of purchased feed resulted in a five per cent increase in the unit cost of sales for the period.

Capital expenditure of $143m included progressive development of the Perseverance lower mine at Leinster, and capitalised major maintenance relating to the refinery shutdown completed during the half.

Development

During the half, WMC entered into a conditional agreement to sell the Lanfranchi mine and associated tenements at Kambalda for $26m. This sale concludes a strategy of selling mature nickel mines at Kambalda and participating in the benefits that a third party can yield from the remaining resource. It is anticipated that the sale (net of related costs) will be recognised in the second half of 2004.

Significant progress was made on the development of the Perseverance lower mine at Leinster, with decline access to the 11 Level achieved during the half. WMC is on schedule to commission the new crusher and materials handling system on the 11 Level during the first half of 2005. The majority of the project work will be completed by the end of 2005.

Overburden removal commenced at the new 11 Mile Well open pit near Leinster. The mine is expected to yield a total of 6,000 tonnes of nickel-in-concentrate in 2005.

The option to purchase the lease containing the Cliffs nickel deposit, located near Mt Keith, was exercised during the period. Exploration drilling continues on site and will be followed by a feasibility study.

14	WMC RESOURCES LTD ABN 76 004 184 598

NICKEL

PRODUCTION

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Kambalda Nickel Operations
Ore treated (‘000 tonnes)	805	422	383	422
Head grade (%)	3.6	3.6	3.6	3.4
Total concentrate produced (‘000 tonnes)	181	93	88	96
Concentrate grade (%)	14.3	14.4	14.1	13.5
Nickel in concentrate (‘000 tonnes)	26	14	12	13

Leinster Nickel Operations
Ore treated (‘000 tonnes)	2,489	1,203	1,286	1,272
Head grade (%)	2.0	2.0	2.0	1.8
Concentrate produced (‘000 tonnes)	347	164	183	175
Concentrate grade (%)	12.1	12.1	12.0	11.4
Nickel in concentrate (‘000 tonnes)	42	20	22	20

Mt Keith Nickel Operations
Ore treated (‘000 tonnes)	11,200	5,388	5,812	5,524
Head grade (%)	0.6	0.6	0.7	0.6
Concentrate produced (‘000 tonnes)	247	110	137	99
Concentrate grade (%)	20.2	19.7	20.6	21.3
Nickel in concentrate (‘000 tonnes)	50	22	28	21

Total Nickel in concentrate (‘000 tonnes)	118	55	63	54

Kalgoorlie Nickel Smelter (‘000 tonnes)
Concentrate treated	711	328	383	342
Nickel in concentrate treated from WMC sources	77	33	44	35
Nickel in concentrate treated from third party sources	27	15	12	13
Matte produced	148	65	83	67
Nickel in matte produced	99	44	55	46

Kwinana Nickel Refinery (‘000 tonnes)
Matte treated	92	45	47	43
Refined nickel produced	62	30	32	29

SALES

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04

Nickel (‘000 tonnes)
Nickel in concentrate	15	7	8	7
Nickel in matte	36	14	22	18
Metal	61	30	31	28
Total Nickel	112	51	61	53
Cobalt (tonnes)	886	495	391	307

15	WMC RESOURCES LTD ABN 76 004 184 598

NICKEL

FINANCIAL STATEMENTS

(A$ Million)	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Profit & loss
Revenue
Nickel	1,531	633	898	920
Intermediate products	93	48	45	59
Power sales[1]	34	17	17	17

Revenue from operations	1,658	698	960	996
Commodity trading revenue	160	78	82	53

Sales revenue	1,818	776	1,042	1,049
Revenue received/receivable from insurance claim	4	—	4	—

Total revenue	1,822	776	1,046	1,049

Costs
Cash operating costs[1]	(749)	(370)	(379)	(365)
Purchased feed	(258)	(111)	(147)	(157)
Non cash costs	(278)	(120)	(158)	(94)
Change in stock	51	7	44	(3)

Cost of sales of WMC product	(1,234)	(594)	(640)	(619)
Commodity trading expenses	(158)	(78)	(80)	(50)

Total cost of sales	(1,392)	(672)	(720)	(669)

EBIT (pre hedging)	430	104	326	380
Currency hedging	44	13	31	36

EBIT (post hedging)	474	117	357	416
Depreciation and amortisation	243	104	139	86

EBITDA (post hedging)	717	221	496	502

Operating cash flows	607	232	375	514

Capital expenditure
Sustain	66	29	37	40
Enhance	18	11	7	5
Mine capital development	127	71	56	76
Capitalised major maintenance	8	8	—	22

Total	219	119	100	143

Balance sheet[2]
Current assets	483	352	483	448
Non-current assets	1,352	1,359	1,352	1,402
Liabilities	(345)	(352)	(345)	(267)

Net assets	1,490	1,359	1,490	1,583

The profit and loss line items in the table above are not prepared under Australian GAAP. These items have been included as they are considered a useful measure of operational performance commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the Half Yearly ASX Report.

[1]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenue and costs. Comparatives have been restated accordingly.
[2]	The Balance Sheet includes assets and liabilities relating to the power sales made by Nickel to third parties in Western Australia. Comparatives have been restated accordingly.

16	WMC RESOURCES LTD ABN 76 004 184 598

NICKEL

RATIOS AND UNIT COSTS

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Return on net assets (annualised %)	28.3	14.0	42.5	49.3
Unit cash cost of nickel metal production (A$/lb) *	2.24	2.44	2.06	2.16
Unit total cost of nickel metal sales (A$/lb) *	4.79	4.89	4.68	4.92
Average nickel sales price including hedging (A$/lb)	6.70	6.21	7.18	8.77

*	Excluding costs relating to the power sales made by Nickel to third parties in Western Australia

17	WMC RESOURCES LTD ABN 76 004 184 598

COPPER-URANIUM

OVERVIEW OF COPPER-URANIUM OPERATION

Market Review

The average US dollar copper price strengthened 45 per cent during the first half, with strong consumption growth in Asia and China in particular. The realised Australian dollar copper price increased 35 per cent compared to the preceding half.

Production

Improved reliability and consistency at Olympic Dam resulted in significantly higher copper production, with 103 kt of copper cathode produced, up 49 per cent on the preceding half. Record smelter throughput was achieved, resulting in a build-up of anode inventory at the end of the first half, which will drive increased copper cathode production in the second half of the year to achieve the full year target of 220-230 kt of copper cathode.

The copper solvent extraction plant was commissioned and has ramped up to full capacity.

The uranium solvent extraction plant is performing consistently well. A diagnostic analysis of uranium losses conducted last year identified opportunities to improve uranium recovery. Several of these have already been implemented, resulting in 23 per cent higher uranium production in the first half. Further improvements are planned over the next three years.

Financials

Divisional earnings before interest, tax and hedging were $77 million, up from $155 million in the preceding half. This improvement was driven primarily by higher sales revenue as a result of increased sales volumes of copper, gold and silver, and higher realised copper prices. Higher uranium production was also achieved in the first half, but uranium sales are skewed towards the second half of the year. Insurance revenue proceeds of $42m as a result of the heat exchanger failure at the end of 2003 also contributed to the first half result.

Cash operating costs were in line with the previous half.

Non cash costs increased by $32m due to write offs of carried forward costs following changes in stope design ($20 million) and higher amortisation cost of the new SX plant ($10 million).

Finished goods purchases increased by $25m as a result of copper purchases made during the half to meet new levels of sales commitments.

Unit cost of sales was reduced by six per cent due to higher production volumes.

Capital expenditure of $49m was significantly reduced on the previous half and included increased mine development expenditure to sustain the planned increase in mine production.

Development

Our focus continues on reliability improvements to support sustained, consistent performance at Olympic Dam. Key areas for the second half are mine production and milling performance. A program is in place to increase mine production from 8.2 mtpa rates in the first half to target rates of 10.5 mtpa. This program covers the critical areas of development, production drilling, blasting, hoisting and backfill. Supplementary rigs have been secured and resourced to lift both development and drilling rates. Blasting improvements have been made with the technical assistance of Orica. Hoisting reliability improvements have been identified and a program to increase production from the backfill plant is in place. A reliability review has been undertaken in the processing area and uptime improvement opportunities have been identified to progressively lift mill throughput to our 10.5 mtpa target.

Significant improvement in uranium recovery was achieved in the first half of the year. The focus in the second half will be to sustain the improvements achieved and identify opportunities for further improvement. A similar diagnostic analysis of current losses will be undertaken to determine opportunities for both copper and gold recovery improvement.

The key copper-uranium business objective over the next three years is to lift profitability and returns from the existing assets. To complement the reliability and recovery programs already in progress, opportunities for cost reduction will be developed for implementation in this timeframe.

18	WMC RESOURCES LTD ABN 76 004 184 598

COPPER-URANIUM

PRODUCTION

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Ore hoisted (‘000 tonnes)	9,004	4,147	4,857	4,193
Ore treated (‘000 tonnes)	8,386	4,276	4,110	4,464
Copper ore grade (%)	2.4	2.4	2.5	2.4
Copper produced (‘000 tonnes)	160	91	69	103

Uranium ore grade (kg/tonne)	0.6	0.6	0.6	0.6
Uranium produced (tonnes)	3,203	1,399	1,804	2,225

Gold ore grade (g/tonne)	0.5	0.5	0.4	0.5
Gold produced (‘000 ounces)	86	50	36	34

Silver ore grade (g/tonne)	4.6	4.3	5.0	5.0
Silver produced (‘000 ounces)	601	323	278	359

SALES

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Copper (‘000 tonnes)	175	91	84	107
Uranium oxide (tonnes)	4,575	2,168	2,407	1,490

19	WMC RESOURCES LTD ABN 76 004 184 598

COPPER-URANIUM

FINANCIAL STATEMENTS

(A$ Million)	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Profit & loss
Revenue
Revenue from operations	696	363	333	476
Revenue received/receivable from insurance claim	—	—	—	42

Total revenue	696	363	333	518

Costs
Cash operating costs	(553)	(265)	(288)	(293)
Finished goods purchased	(70)	(43)	(27)	(52)
Non cash costs	(234)	(119)	(115)	(147)
Change in stock	41	22	19	51

Total cost of sales	(816)	(405)	(411)	(441)

EBIT (pre hedging)	(120)	(42)	(78)	77
Currency/commodity Hedging	23	7	16	33

EBIT (post hedging)	(97)	(35)	(62)	110
Depreciation and amortisation	218	115	103	111

EBITDA (post hedging)	121	80	41	221

Operating cash flows	142	99	43	89

Capital expenditure
Sustain - Olympic Dam Operations	67	17	50	14
Sustain - SX plant rebuild	233	126	107	23
Enhance	8	4	4	—
Mine capital development	15	7	8	12
Capitalised major maintenance	74	17	57	—

Total	397	171	226	49

Balance sheet
Current assets	362	380	362	459
Non-current Assets	3,951	3,828	3,951	3,887
Liabilities	(444)	(467)	(444)	(452)

Net assets	3,869	3,741	3,869	3,894

The profit and loss line items in the table above are not prepared under Australian GAAP. These items have been included as they are considered a useful measure of operational performance commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the Half Year ASX Report.

20	WMC RESOURCES LTD ABN 76 004 184 598

COPPER-URANIUM

RATIOS AND UNIT COSTS

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Return on net assets (annualised %)	N/A	N/A	N/A	3.7
Unit cash cost of production (A$/lb)	0.68	0.68	0.64	0.66
Unit total cost of sales (A$/lb)	1.50	1.38	1.63	1.53
Average copper sales price including hedging (A$/lb)	1.27	1.25	1.29	1.82

21	WMC RESOURCES LTD ABN 76 004 184 598

FERTILIZER

OVERVIEW OF FERTILIZER OPERATIONS

Market review

Di-ammonium phosphate (DAP) prices increased to an average of US$213 per tonne, up 17 per cent on the previous half. DAP prices have been undergoing cyclical recovery since mid 2001, and were supported in the current half by strong demand in international markets and increases in raw material costs that forced producers to raise prices or reduce output. As a result of the strengthening Australian dollar, average Australian dollar DAP prices increased by a more modest 9 per cent compared to the prior half.

Production

The fertilizer operations continue to perform well, although production was constrained during the half due to interruptions to acid supplies. The interruptions were a result of heavy rains which cut rail access in January, and maintenance at the Mount Isa acid plant in June. Production of mono-ammonium phosphate (MAP) fertilizer has continued to increase in line with our strategy of increasing the proportion of MAP production to de-bottleneck the operation and increase overall production.

Production is expected to increase in the second half of the year, with full year production expected to be approximately 900,000 tonnes.

Financials

The fertilizer division made an EBIT (pre-hedging) loss for the half of $3 million, an improvement of $32 million on the prior half. Revenue from sale of WMC produced fertilizer increased $81 million from the prior half as a result of higher sales volumes and higher average realised Australian dollar prices. This was partially offset by increased cash costs at the Queensland Fertilizer Operations as a result of purchases of third party product to meet customer commitments. The EBIT contribution from the Hi Fert retail operation increased $9 million on the prior half, reflecting the seasonal nature of the sales profile.

Development

Programs to improve the economic returns from the business are underway, with a primary focus on low cost de-bottlenecking. The first stage of this process involves increasing the proportion of MAP production. Plant trials to produce a sulphur-fortified MAP product are underway with a commercial-scale production trial due to take place in the second half of the year.

During the recent strategic review of WMC’s fertilizer business, we identified a range of business improvement opportunities, particularly in relation to better integration of the production (QFO) and distribution (HiFert) parts of the business. The recently advised management changes include the appointment of Martin Foreman as Executive General Manager with line responsibility for both production and distribution. This will facilitate the implementation of improvement opportunities over the next 12 to 18 months.

22	WMC RESOURCES LTD ABN 76 004 184 598

FERTILIZER

PRODUCTION

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Di-Ammonium Phosphate (DAP) (‘000 tonnes)	760	371	389	275
Mono-Ammonium Phosphate (MAP) (‘000 tonnes)	162	102	60	139

Total Fertilizer (‘000 tonnes)	922	473	449	414

SALES

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
QFO (‘000 tonnes) - third parties	689	327	362	288
QFO (‘000 tonnes) - via Hi-Fert	205	186	19	241
Hi-Fert - purchased product (‘000 tonnes) - third parties	350	213	137	216

23	WMC RESOURCES LTD ABN 76 004 184 598

FERTILIZER

FINANCIAL STATEMENTS

(A$ Million)	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
Profit & loss
Revenue
Fertilizer sales revenue	261	157	104	185

Total revenue	261	157	104	185

Costs
Cash operating costs	(262)	(133)	(129)	(133)
Finished goods purchased	—	—	—	(18)
Non cash costs	(40)	(18)	(22)	(26)
Change in stock	5	(11)	16	(16)

Total cost of sales	(297)	(162)	(135)	(193)

QFO EBIT (pre hedging)	(36)	(5)	(31)	(8)
Profit/(loss) from Hi-Fert	5	9	(4)	5

Fertilizer EBIT (pre hedging)	(31)	4	(35)	(3)
Currency hedging	5	2	3	3

EBIT (post hedging)	(26)	6	(32)	—

QFO depreciation and amortisation	39	19	20	23
Hi-Fert depreciation and amortisation	4	2	2	2

Fertilizer EBITDA (post hedging)	17	27	(10)	25

Operating cash flows (QFO only)	(5)	11	(16)	20

Capital expenditure

QFO
Sustain	12	4	8	2
Enhance	2	—	2	1
Mine capital development	—	—	—	1
Capitalised major maintenance	24	9	15	—

Total	38	13	25	4

		.
Hi-Fert	3	1	2	1

Fertilizer capital expenditure	41	14	27	5

Balance sheet (QFO)
Current assets	57	50	57	47
Non-current assets	588	553	588	577
Liabilities	(58)	(60)	(58)	(35)

Net assets	587	543	587	589

Balance sheet (Hi-Fert)
Current assets	82	180	82	81
Non-current assets	27	27	27	25
Liabilities	(28)	(33)	(28)	(21)

Net assets	81	174	81	85

The profit and loss line items in the table above are not prepared under Australian GAAP. These items have been included as they are considered a useful measure of operational performance commonly used by investors to evaluate company results. Financial statements prepared in accordance with Australian GAAP can be found in the Half Year ASX Report.

WMC RESOURCES LTD ABN 76 004 184 598

24

FERTILIZER

RATIOS AND UNIT COSTS

	Actual FY03	Actual 1H03	Actual 2H03	Actual 1H04
(QFO only)
Unit cash cost of fertilizer production (A$/t)	233	228	236	238
Unit cost of fertilizer sales (A$/t)	332	315	355	365
Average realised DAP sales price (A$/t) *	295	310	276	347

*	Including freight differential

25	WMC RESOURCES LTD ABN 76 004 184 598

GROWTH

Our primary focus as a company continues to be on safe, consistent and reliable performance. With the strong cashflows generated in the first half of the year, we are also building an sound financial position to be able to capitalize on growth opportunities as they are developed. We are developing a range of internal growth opportunities as well as evaluating external opportunities as they arise.

EXPLORATION

The exploration group divided its time and resources during the half between activities targeted towards enhancing the Western Australian nickel business and the international search for world class orebodies.

In Western Australia, near-mine exploration, including geophysics and drilling, advanced at several nickel projects. At the Cliffs project, diamond drilling on geophysical anomalies is in progress. At the Collurabbie project, exploration includes ground-based surveys in new prospect areas as well as drilling in areas of known and expected mineralisation.

A highlight of our international exploration activities was the identification of areas of interest in China, particularly in Gansu province which is the home of Jinchuan Group Limited. Jinchuan is China’s largest nickel producer with whom we agreed long term nickel matte sales contracts in 2003. The target generation work with Jinchuan resulted in the execution of an Exploration Cooperation Agreement between WMC and Jinchuan announced on 29 July. Under the agreement, we will jointly explore areas of interest on a 50/50 basis.

Exploration, including assessment of third party opportunities, continues globally for nickel sulphides (Africa, North America, China) and for copper-gold deposits (Africa, North and South America).

PROJECTS

Olympic Dam Expansion Study

We have commenced work on the next phase of the Olympic Dam Development Study, announced in May. During the next two years we will invest approximately $50 million on the study.

The study will focus on leveraging the already significant investment at Olympic Dam and provide a life-of-mine plan to guide ongoing development. In H1 2006, we will be in a position to identify a single preferred development plan. That option will become the subject of a final feasibility study and could potentially increase copper production levels up to 350,000 tpa through underground expansion or to 500,000 tpa through an open pit.

Yakabindie (nickel)

Drilling for the pre-feasibility study at Yakabindie has commenced. Fresh core samples are currently undergoing metallurgical evaluation.

Corridor Sands

Work continued on obtaining environmental approvals for the proposed dedicated haul road and jetty, on planning and discussions regarding resettlement of the local community to commence in mid 2005 and preparations for tender of the Bankable Feasibility Study validation.

26	WMC RESOURCES LTD ABN 76 004 184 598

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WMC RESOURCES LTD ABN 76 004 184 598

27

DEFINITIONS

Average sales price (including hedging)

Australian dollar sales prices unit received inclusive of hedging. In effect, total product revenue plus or minus commodity and pro rated currency hedging gains or losses divided by product sales volumes.

Capitalised major maintenance

Costs related to planned cyclical maintenance capitalised and amortised over the period to the next major shut-down (where this period is greater than twelve months).

Earnings before interest, tax, depreciation and amortisation (EBITDA)

Represents earnings for the period before interest tax, depreciation and amortisation charges.

Earnings per share (EPS)

Basic EPS: Profit after tax divided by the weighted average number of ordinary shares on issue during the period.

Enhance capital

Capital expenditure where there is a high degree of confidence that a discrete return on expenditure will be achieved through increased production or a reduction in operating costs.

Injury Frequency Rate (IFR)

Number of lost time and medically treated injuries per million hours exposure.

GAAP

Generally Accepted Accounting Principles in Australia.

Interest Cover

Earnings before interest, taxes, depreciation and amortisation and hedging divided by net interest expense incurred before subtracting capitalised interest.

LME

London Metal Exchange.

Lost Time Injury (LTI)

An injury that results in at least one full shift being lost at some time (not necessarily immediately) after the shift during which the injury occurred, providing it is not a rostered day off.

Mine capital development

Costs of establishing access to ore where the access is expected to be used for production over greater than twelve months.

Medically Treated Injury (MTI)

Injuries that do not result in lost work days, but require medical treatment (including restricted work).

Operating Cashflow to Debt

The percentage of annualised net cashflow from operations relative to net debt.

Return on Net Assets

Business Units earnings before interest, tax and hedging divided by average net assets (excluding tax assets / liabilities and intra-group assets).

Return on equity

Operating profit after tax / total shareholders’ equity.

Sustain capital

Capital expenditure to maintain the operations at there current level of performance with no material impact on production or reduction in the cost base.

Unit Cash Cost of production

Cash costs directly attributable to production (excludes sales and distribution, royalties, idle capacity and R&D costs amongst others) less the value of by-products produced divided by production volumes.

28	WMC RESOURCES LTD ABN 76 004 184 598

DEFINITIONS

Unit Total Cost of Sales

‘Unit Cost of Sales’ is ‘Total Cost of Sales’ less co-product revenue divided by product sold. ‘Total Cost of Sales’ includes all production and non production costs, and stock movements.

Working Capital

Working capital only includes net current trade and other debtors, inventories, and trade and other creditors.

29	WMC RESOURCES LTD ABN 76 004 184 598

WMC Resources Ltd - ABN 76 004 184 598

Six months ended 30 June 2004 (“Current period”)

(Previous corresponding period: Six months ended 30 June 2003)

Results for announcement to the market

		Six months to 30 June 2003		Six months to 30 June 2004
		$M		$M
Revenues from ordinary activities	up 35% from	1,429.4	to	1,924.1
Net profit for the period attributable to members	up from	47.0	to	514.8

Dividends

In consideration of the strong earnings and cash flows, driven by the cyclical highs in commodity prices, Directors have declared an interim dividend of 17 cents per share to be paid on 22 September with the record date for entitlements being 6 September.

WMC will continue the Dividend Reinvestment Plan but the Directors have determined that a zero per cent discount will apply to the interim dividend and to future dividends until further notice.

	2003	2004
Interim dividend per share (cents)	Nil	17.0
Final dividend per share (cents)	6.0	N/A
Franked amount per share (cents)	Nil	Nil

Explanation of revenue and profit from ordinary activities after tax

Improving operational reliability and buoyant Australian dollar commodity prices contributed to increased operating earnings, returns and cash flows for the six months ended 30 June 2004. A detailed discussion of the results can be found in the attached directors report.

This interim financial report is to be read in conjunction with the most recent annual financial report.

Directors’ Report

The directors of WMC Resources Ltd present their report on the consolidated entity consisting of WMC Resources Ltd and the entities it controlled during or at the end of the six months ended 30 June 2004.

The following persons were directors of the company during the half-year and up to the date of this report:

Tommie C-E Bergman

Andrew G Michelmore

Adrienne E Clarke AC

Alan K Dundas

Peter J Knight

Graeme W McGregor AO

David E Meiklejohn

G John Pizzey

Ian E Webber AO

Review of operations and comments by directors

Revenue

Revenue from ordinary activities for six months to 30 June 2004 was $1,924.1 million, an increase of 35 per cent on the six months to June 2003 of $1,429.4 million. Buoyant commodity prices and strong sales volumes across all commodities contributed to the revenue growth.

Commodity markets were buoyant throughout the half with prices firm for all our products. Exchange stocks of both nickel and copper remain tight and demand for our output has been strong. Fertilizer pricing has improved, boosting our realised prices. Uranium spot prices have increased significantly in view of expectations of more balanced supply/demand in the future. As uranium is sold under long term contracts, these increased spot prices will be reflected as new contracts are put in place.

Revenue for the first half of 2004 includes the recognition of a net $21.5 million receivable in respect of an insured event at the Group’s copper operations. The event, the failure of the heat exchanger in the acid plant, occurred in late 2003 but the claim was only recently agreed. The majority of the proceeds are expected to be received in the third quarter of 2004. The net impact of the $21.5 million reflects as $41.5 million in revenue in the Copper operations (the insured party) and a $20.0 million charge in Westminer Insurance Ltd – the Group’s captive insurance company.

Profit

The consolidated profit after tax increased from $47.0 million for the first half of 2003 to $514.8 million for the six months to 30 June 2004. The net profit after tax translates to basic and diluted earnings per share of 44.6 cents and a return on equity of 23 per cent.

The result for the current half includes a tax credit of $135.1 million in respect of the recognition of a substantial proportion of tax losses and timing differences not previously brought to account.

Copper

The Copper operations contributed $77.4 million (pre-hedging) for the year on sales revenues of $476.2 million. The improved operating earnings during the June 2004 half reflects significantly higher Australian dollar copper price and improved copper and uranium production compared with the June half 2003. The earnings for the six months to 30 June 2004 include $41.5 million insurance proceeds receivable in respect of the 2003 heat exchanger incident.

Improved reliability and operational consistency at Olympic Dam resulted in higher copper production during the June 2004 half. Compared with the June 2003 half, copper production was up 13 per cent at 102,800 tonnes. Uranium production increased 59 per cent during the June 2004 half to 2,225 tonnes compared with 1,399 tonnes for the same period in 2003.

The average Australian dollar copper price increased 39 per cent from $1.22 for the first half 2003 to $1.69 during the six months to June 2004.

Nickel

Earnings from nickel operations were $380.1 million (pre-hedging) for the half year to 30 June 2004 compared with $104.6 million for the June half 2003. Nickel revenue rose 35 per cent from the June half 2003 to $1,048.7 million for the June half 2004 reflecting the strong nickel price and marginally higher sales volumes. The average Australia dollar nickel price increased 36 per cent from $6.13 for the first half 2003 to $8.36 during the six months to June 2004.

Production was on plan for the June 2004 half. As expected, nickel in concentrate production was lower with mining at Mount Keith transitioning from higher grade ore at the bottom of stage E cutback to lower grade ore from the new Stage F cutback and from stockpiles. Production at the Kalgoorlie smelter was also lower in line with reduced concentrate supply. The three-year major maintenance shutdown at the Kwinana refinery was undertaken during the June half 2004 which impacted metal production.

Fertilizers

The fertilizer operations (including HiFert) made a loss of $3.2 million (pre-hedging) during the June half 2004, compared with a profit of $4.5 million for the June half 2003.

Stronger US dollar di-ammonium phosphate prices were largely negated by a strengthening Australian dollar. The Queensland fertilizer operations incurred a loss $8.2 million – compared with the June half 2003 loss of $4.7 million. Production during the June half 2004 was interrupted by heavy rains in January and maintenance at the Mount Isa acid plant in June 2004.

The contribution, from WMC’s distribution arm, HiFert, of $5.0 million compared with $9.2 million for the June half 2003, was impacted by higher freight costs.

Treasury

Hedging gains contributed $72.4 million to the group result, reflecting the strength of the Australian dollar relative to the fair value of the hedges in place at the time of demerger.

Net borrowing costs of $16.4 million, reflect lower effective interest rates and reduced net debt levels.

Other non-operating revenues include a credit of $10.3 million largely relating to the amortisation of net gains arising on translation of foreign currency debt.

Tax

The tax credit for the June half 2004 was $45.9 million. Tax expense on earnings was more than offset by a tax credit of $135.1 million arising from the recognition of a substantial proportion of the Australian tax losses and other timing differences not previously brought to account.

Other factors which will impact future results:

Treasury

The legacy currency hedge book for 2005 to 2008 was closed out in 2003. The resulting profit of $366.9 million was deferred and will be recognised over the years 2005 to 2008 in line with the underlying production. The recognition profile of the deferred profits is set out in note 9 (page 19). The amounts recognized in 2005 to 2008 will be largely non-assessable for income tax purposes. The portion of the hedge book relating to the 2004 financial year was not closed out.

SX insurance claim

WMC has an outstanding claim in relation to the 2001 Olympic Dam fire. An amount of $120.0 million was recognised in relation to the claim in the 2002 financial statements. To date, we have received $81.5 million of cash in relation to the claim and carry a receivable of $38.5 million on the balance sheet. We are currently engaged in a mediation process with our insurers.

The final amount of the claim will be in excess of the $120.0 million already brought to account. Recognition of further amounts will be subject to the outcome of these discussions and accounting convention.

Tax

Strong taxable income in 2003 and the outlook for 2004 increased the certainty of recovery of off-balance sheet tax losses to the point that accounting convention requires the company to recognise substantially all of the known tax losses. Recognition over the full financial year will result in an effective tax credit on current year profit before tax of around 10 per cent. There remains a proportion of tax losses yet to be recognised, these may be brought to account during the current financial year, subject to levels of taxable income and accounting convention.

The company has not yet made a final determination whether or not to enter the tax consolidation regime. Accordingly the benefits (if any), which may arise from entering the new tax regime, have not yet been fully evaluated. Depending on the election made, it is possible, but not yet quantifiable, that the projected full year tax credit may be further increased in the 2004 year.

Lanfranchi sale

During the period, the company entered into a conditional agreement to sell the Lanfranchi mine and associated tenements at Kambalda for $26.0 million. Subject to the fulfillment of the contractual conditions, it is expected that the sale (net of related costs) will be recognised in the second half of 2004.

Statement of financial position

The group is in a strong financial position. As operators of large world-class assets we seek to finance our assets and growth opportunities with a mix of equity and debt financing that best balances risk and reward to shareholders.

At 30 June 2004, total assets were $7.6 billion.

At 30 June 2004, the Group’s gearing (measured as debt to debt-plus-equity) was just under 20 per cent. The 2003 Global Bond (US$500 million 10 year and US$200 million 30 year tenor) remains in place as core long term debt funding. Given the low gearing and strong cash flows WMC has cancelled part of the existing syndicated debt facility and will refinance the balance in August, prior to the maturity in November of one tranche with a dual currency revolver bank facility of US$250 million with a two year maturity.

Total equity increased by just under $500 million during first half of 2004, from $3.9 billion at 31 December 2003 to $4.4 billion at 30 June 2004. Total equity was strengthened by the 2004 first half profit after tax of $514.8 million and from options exercised in the first half in respect of prior period option plans. Partially offsetting this increase was the payment of the 2003 final dividend, net of dividend reinvestment.

Statement of cash flows

Cash flow from operations for the six months to 30 June 2004 was $601.9 million compared with $207.5 million for the same period in 2003. The stronger cash flow reflects improved commodity prices, increased copper sales and cash receipts on settlement of hedging contracts.

Capital expenditure for June half 2004 was $198.6 million, $106.4 million lower than the June 2003 half reflecting reduced expenditure on the construction of the Olympic Dam solvent extractions plants and lower scheduled major maintenance programs compared with the first half of 2003.

During June 2004, WMC took advantage of strong operating cash flows to arrange early repayment of residual foreign exchange and gold hedge obligations relating to the gold operations previously conducted by the Group. First half 2004 cash flows reflect the settlement of $107.0 million together with the current period payments, totalling $116.1 million.

During the period, borrowings were paid down by $238.2 million, compared with a net borrowings draw down in the June half 2003.

Dividends

In consideration of the strong earnings and cash flows, driven by the cyclical highs in commodity prices, Directors have declared an interim dividend of 17 cents per share to be paid on 22 September with the record date for entitlements being 6 September.

WMC will continue the Dividend Reinvestment Plan but the Directors have determined that a zero per cent discount will apply to the interim dividend and to future dividends until further notice.

Risk and control compliance statement

The directors have implemented internal control processes for identifying, evaluating and managing significant risks to the achievement of the company’s objectives. These internal control processes cover financial, operational and compliance risks.

The company’s corporate governance practices are outlined in detail in the WMC Business Performance Report – Annual Report Concise 2003 on pages 39 to 47 and the corporate governance section of WMC’s website (www.wmc.com/about/governance.htm).

The directors have received and considered a certification from the Chief Executive Officer and the Chief Financial Officer in respect of the integrity of the financial statements and risk management and internal compliance and control systems, and to the extent they relate to financial reporting they are, in all material respects, operating effectively.

It must be recognised, that even well designed, implemented and monitored controls can only provide a level of assurance of achieving the desired control objectives. Assurance control systems have inherent limitations and no evaluation of controls can provide absolute assurance that all issues have been detected.

Non-audit services

WMC is committed to audit independence. The audit committee reviews the independence of the external auditors on an annual basis. This process includes confirmation from the auditors that, in their professional judgement, they are independent of the WMC Resources group. To ensure that there is no potential conflict of interest in work undertaken by our external auditors (PricewaterhouseCoopers), they may only provide services that are consistent with the role of the company’s auditor.

As WMC is a United States registrant, it is not permitted to use the external auditors to perform specific activities. Those activities have been legislated by Sarbanes Oxley Act of 2002 and other Securities and Exchange Commission (SEC) rules and regulations on the basis that they impede auditor independence. The external auditors can provide other non-audit services, but cannot provide such services when they are, or are perceived to be, in conflict with audit independence.

The board of directors has considered the position and, in accordance with the advice from the audit committee is satisfied that the provision of the non-audit services during the period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. All non-audit services must be pre-approved by the audit committee. In certain circumstances, that authority is delegated to the audit committee’s chairman.

The directors are of the opinion that the services as disclosed below do not compromise the external auditors’ independence, based on advice received from the audit committee, for the following reasons:

•	All non-audit services have been reviewed and pre-approved to ensure that they do not impact the integrity and objectivity of the auditor. In certain circumstances, that authority is delegated to the audit committee’s chairman;

•	None of the services undermine the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia’s “Professional Statement F1 – Professional Independence”, including reviewing or auditing the auditors own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards; and

•	The services are in accordance with the SEC rules and regulations on auditor independence.

A copy of the auditor’s independence declaration is set out on page 6.

The following fees for non-audit services were paid / payable to the external auditors during the six months to 30 June 2004:

Six months to 30 June 2004
$’000
Australian tax services	193
Overseas tax services	73
Project reviews	98
Sustainability report services	89
Other	31

484

Rounding of amounts

The company is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in this directors’ report and the financial report have been rounded off to the nearest hundred thousand dollars except where otherwise required, in accordance with that class order.

This report is made in accordance with a resolution of the directors.

Andrew G Michelmore
Chief Executive Officer

11 August 2004

Auditor’s independence declaration

As lead auditor for the review of WMC Resources Ltd for the half-year ended 30 June 2004, I declare that, to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

Paul Bendall	Melbourne
Partner	11 August 2004
PricewaterhouseCoopers

Consolidated statement of financial performance

	Notes	Six months to 30 June 2004	Six months to 30 June 2003
		$M	$M
Operating revenues		1,881.6	1,417.0
Proceeds from sale of assets other than goods		2.3	3.1
Interest received/receivable		8.4	9.3
Other revenue from outside the operating activities		31.8	—

Revenue from ordinary activities	2	1,924.1	1,429.4

Cost of goods sold		(1,193.0)	(1,116.2)
Selling and distribution expenses		(50.3)	(46.2)
General and administrative expenses		(101.2)	(114.8)
Exploration and evaluation expenses		(10.5)	(12.2)
Borrowing costs		(24.8)	(30.5)
Other expenses from ordinary activities		(75.4)	(70.1)

Profit from ordinary activities before income tax		468.9	39.4
Income tax credit relating to ordinary activities	4	45.9	7.6

Net profit attributable to members of WMC Resources Ltd		514.8	47.0

Net exchange differences recognised directly in equity		2.6	1.1
Net transfers to retained earnings		(3.0)	—

Total revenues, expenses and valuation adjustments attributable to members of WMC Resources Ltd and recognised directly in equity		(0.4)	1.1

Total changes in equity other than those resulting from transactions with owners as owners		514.4	48.1

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Earnings per share (EPS)

	Notes	Six months to 30 June 2004	Six months to 30 June 2003
Basic EPS (cents)	5	44.6	4.2
Diluted EPS (cents)	5	44.5	4.2

Net tangible assets per share

	30 June 2004	31 December 2003
Net tangible assets per share ($)	3.82	3.43

Consolidated statement of financial position

	Notes	30 June 2004	31 December 2003
		$M	$M
CURRENT ASSETS
Cash assets		120.5	100.3
Receivables		413.6	450.4
Other financial assets		13.3	13.1
Inventories		574.4	545.8
Other		78.3	68.1

Total current assets		1,200.1	1,177.7

NON-CURRENT ASSETS
Receivables		187.7	277.3
Other financial assets		21.4	21.3
Inventories		68.4	71.2
Exploration and evaluation	8	75.6	68.5
Property, plant and equipment	8	4,502.9	4,520.5
Acquired mineral rights		1,342.1	1,354.8
Deferred tax assets		182.0	46.0
Other	8	20.7	22.9

Total non-current assets		6,400.8	6,382.5

TOTAL ASSETS		7,600.9	7,560.2

CURRENT LIABILITIES
Payables		396.8	432.2
Interest-bearing liabilities		190.7	212.0
Current tax liabilities		2.0	1.3
Provisions		75.3	67.7
Other	9	140.0	184.4

Total current liabilities		804.8	897.6

NON-CURRENT LIABILITIES
Payables		208.4	379.2
Interest-bearing liabilities		1,020.5	1,141.2
Deferred tax liabilities		471.4	382.0
Provisions		126.4	121.8
Other	9	541.5	688.7

Total non-current liabilities		2,368.2	2,712.9

TOTAL LIABILITIES		3,173.0	3,610.5

NET ASSETS		4,427.9	3,949.7

EQUITY
Contributed equity		3,783.6	3,747.7
Reserves		2.1	2.5
Retained profits	10	642.2	199.5

TOTAL EQUITY		4,427.9	3,949.7

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

	Notes	Six months to 30 June 2004	Six months to 30 June 2003
		$M	$M
CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		1,907.2	1,394.8
Payments to suppliers and employees		(1,291.5)	(1,151.0)
Receipts / (payments) on settlement of hedge contracts		19.7	(18.1)
Interest received		8.3	11.9
Borrowing costs paid		(31.3)	(17.9)
Income taxes paid		—	(1.6)
Payments for exploration:
- Grassroots		(8.0)	(9.3)
- Additional, supporting existing operations		(2.5)	(1.3)

Net cash provided by operating activities		601.9	207.5

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment		(198.6)	(305.0)
Payments for evaluation expenditure		(7.4)	(4.3)
Proceeds from sale of non-current assets		2.3	3.1
Demerger costs paid		—	(45.1)
Payments for research and development		(0.2)	—

Net cash used in investing activities		(203.9)	(351.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issues of shares		17.1	5.9
Dividends paid	7	(44.6)	—
Global bond issue costs paid		—	(8.9)
Payments on settlement of legacy gold asset related hedge contracts[1]		(116.1)	(20.3)
Payment on close-out of interest rate hedge		—	(38.5)
Proceeds from borrowings		—	1,087.8
Repayments of borrowings		(238.2)	(843.9)

Net cash (used in) / provided by financing activities		(381.8)	182.1

Net increase in cash held		16.2	38.3

Cash at the beginning of the period		100.3	90.5
Effect of exchange rate changes on opening foreign currency cash balances		4.0	(8.0)

Cash at the end of the period		120.5	120.8

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

[1]	During June 2004, WMC took advantage of the strong cash flows to arrange early repayment of certain residual foreign exchange and gold hedge obligations relating to the gold operations previously conducted by the group. A total payment of $107.0 million was made which included a $19.9 million reduction in the future commitments representing the time value of money at Australian dollar interest rates. Additionally, $9.1 million of routine payments were made during the first half of 2004 to settle contracts which matured prior to June. An amount of $20.3 million of payments made in the six months to 30 June 2003 on maturity of gold asset related hedges has been reclassified for consistency.

Non-cash financing and investing activities

During the period 4,889,328 shares with a value of $24.5 million were issued under the dividend reinvestment plan.

Notes to and forming part of the consolidated financial statements

1.	Basis of financial report preparation

This general purpose financial report is for the half-year ended 30 June 2004, and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

This interim report does not include all of the notes of the type normally included in an annual financial report. It is recommended that this report be read in conjunction with the annual report for the year ended 31 December 2003 and any public announcements made by WMC Resources Ltd and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year.

This financial report is prepared in accordance with the historical cost convention. Comparative information is re-classified where appropriate to enhance comparability.

2.	Revenue and expenses from ordinary activities

	Six months to 30 June 2004	Six months to 30 June 2003
	$M	$M
Revenues from operating activities:
Sale of goods	1,881.6	1,417.0

Revenue from outside operating activities:
Proceeds from sale of assets other than goods	2.3	3.1
Interest received/receivable	8.4	9.3
Insurance proceeds received / receivable	21.5	—
Foreign exchange gain (net)	10.3	—

Revenue from ordinary activities	1,924.1	1,429.4

Expenses from ordinary activities

Depreciation and amortisation (including amortisation of intangibles)	222.2	243.4

3.	Significant items

Profit from ordinary activities after income tax, includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity due to their size or nature:

	Notes		Six months to 30 June 2004	Six months to 30 June 2003
			$M	$M
Idle capacity charge – SX fire	3	(a)	(1.5)	(23.2)
Tax losses and timing differences not previously brought to account	3	(b)	135.1	—

Total significant items after tax			133.6	(23.2)

(a) Idle capacity charge - SX fire:
Idle capacity charge in relation to the fire at the Olympic Dam solvent extraction (SX) plant			(2.2)	(33.1)
Income tax credit			0.7	9.9

			(1.5)	(23.2)

On 21 October 2001, a fire destroyed a large portion of the tank farm area of the copper and uranium solvent extraction facilities at Olympic Dam. Other expenses from ordinary activities includes idle capacity costs associated with lower production of copper and uranium during the rebuild of the solvent extraction facilities. The solvent extraction facilities are now complete and have ramped up to full capacity during the six months ended 30 June 2004.

(b) Tax losses and timing differences not previously brought to account			135.1	—

Strong taxable income in 2003 and continued strong profitability in 2004 increased the certainty of recovery of off balance sheet tax benefits, comprised predominantly of tax losses. As a result, the tax credit of $45.9 million for the six months to 30 June 2004 includes a tax accounting credit of $135.1 million arising from the recognition of a substantial proportion of the Australian tax losses along with some other timing differences not previously brought to account.

4.	Income tax

(a) Prima facie tax reconciliation

	Six months to 30 June 2004	Six months to 30 June 2003
Profit from ordinary activities before income tax	468.9	39.4

Prima facie tax expense at the rate of 30%	(140.7)	(11.8)

The following items caused the total income tax expense to vary from the above:
Adjustment for impact of hedging contracts fair valued at demerger: - legacy currency and commodity hedging - residual hedge obligations relating to the former gold operations	15.4 34.8	12.1 6.1
Non-deductible depreciation or amortisation	(3.7)	1.0
Future income tax benefits recognised / (not brought to account ) - overseas	1.5	(3.5)
Future income tax benefits recognised - Australia	135.1	1.9
Other	(1.2)	1.7
Over-provision of tax in prior year	4.7	0.1

Consequent reduction in income tax expense	186.6	19.4

Income tax credit	45.9	7.6

Comprising:
- current income tax	(0.7)	(0.1)
- deferred income tax	(107.9)	(45.2)
- income tax benefit	149.8	52.8
- over-provision of tax in prior year	4.7	0.1

Income tax credit	45.9	7.6

(b) Tax losses and other timing differences

	30 June 2004	31 December 2003
	$M	$M
As at the end of the period, the following after tax effect of future income tax benefits has not been brought to account:
- income tax losses - Australian [1]	112.8	339.3
- income tax losses - Overseas	37.1	44.5
- income tax timing differences [1]	172.5	81.1
- capital timing differences	2.6	2.0
- capital losses	142.9	126.4

	467.9	593.3

[1]	The December 2003 Australian tax losses and timing differences have been amended following the lodgement of the 2003 tax returns.

(c)	Tax consolidations

The Australian Tax Consolidation legislation came into effect on 1 July 2002. The wholly-owned Australian resident subsidiaries within the WMC Resources Ltd group, and the company, may by election enter the tax consolidation regime.

The Group has yet to finally determine whether or not to elect under the consolidations regime. Any impact on the financial statements has not yet been determined. It is anticipated the Group will be able to determine this position late in the 2004 calendar year. In the event that the Group elects to consolidate, there is not expected to be any significant adverse effect on recorded tax assets.

Due to the single entity concept contained in the tax consolidation regime, there may be an impact in subsequent years on the tax-related items reported in the company’s financial statements and those of its wholly owned Australian resident subsidiaries. Franking account balances, if any, of the company and the wholly-owned subsidiaries may also be impacted.

5.	Earnings per share (EPS)

	Six months to 30 June 2004	Six months to 30 June 2003
Basic earnings per share	cents 44.6	4.2

Diluted earnings per share	cents 44.5	4.2

Weighted average number of shares used in the calculation of earnings per share:

	Number of shares
	30 June 2004	30 June 2003
Number for basic earnings per share	1,154,145,509	1,128,920,217
Effect of share options on issue	2,001,148	943,029

Number for diluted earnings per share	1,156,146,657	1,129,863,246

6.	Segment information

(a)	Description of business segments:

Copper-uranium	Exploration, development, mining, smelting and refining of copper, and extraction of uranium in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizer	Exploration, development and mining of fertilizer product in Phosphate Hill, Queensland and distribution of fertilizer products via HiFert.

6.	Segment information (continued)

(b)	Information for the six months ended 30 June 2004

Business segments

	Copper-uranium	Nickel	Fertilizer	Eliminations	Consolidated
	$M	$M	$M	$M	$M
Revenue
Sales revenue[1,2]	476.2	1,047.5	285.5	—	1,809.2
Inter-segment sales revenue	—	1.2	5.1	(6.3)	—

Total sales revenue from operations (before hedging)	476.2	1,048.7	290.6	(6.3)	1,809.2
Hedging	32.5	36.4	3.5	—	72.4

Revenue from operating activities					1,881.6
Insurance proceeds received / receivable	41.5	—	—	(20.0)[3]	21.5
Proceeds from disposal of non-current assets:
Business segments	0.1	0.2	0.2		0.5
Unallocated					1.8

Segment revenues	550.3	1,085.3	294.3

Interest received/receivable					8.4
Foreign exchange gains (net)					10.3

Revenue from ordinary activities					1,924.1

Result [2]
Earnings before allocation of hedging result	77.4	380.1	(3.2)	—	454.3
Unallocated losses [4]					(16.2)

					438.1
Hedging	32.5	36.4	3.5	—	72.4

Segment result	109.9	416.5	0.3

Earnings from operations					510.5
Unallocated corporate expenses:
New business					(12.6)
Exploration					(11.5)
Corporate					(11.4)
Finance and other costs					10.3
Net borrowing costs					(16.4)

Profit from ordinary activities before income tax credit					468.9
Income tax credit					45.9

Net profit after tax					514.8

[1]	Sales revenue includes intermediate product sales. Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
[2]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenues and costs, with minimal net contribution to profit.
[3]	$20.0 million relates to the self-insurance amount payable by WMC’s captive insurance entity.
[4]	Unallocated profits / (losses) are largely matched by costs/revenues in business segments with minimal net impact on group earnings.

6.	Segment information (continued)

(b)	Information for the six months ended 30 June 2004 (continued)

Business segments (continued)

	Copper- uranium	Nickel	Fertilizer	Consolidated
	$M	$M	$M	$M
Depreciation and amortisation	111.2	85.7	25.1	222.0
Unallocated depreciation and amortisation				0.2

Total depreciation and amortisation				222.2

Acquisitions of non-current assets[1]	48.5	148.5	5.0	202.0
Unallocated corporate acquisitions[2]				5.9

Total acquisitions of non-current assets				207.9

[1]	Comprises acquisitions of property, plant and equipment, exploration and evaluation, mine properties under development and acquired mineral rights.
[2]	Includes capitalised interest of $1.9 million.

Assets as at 30 June 2004:
Segment assets	4,345.6	1,850.4	729.2	6,925.2
Unallocated corporate assets				675.7

Consolidated total assets				7,600.9

Liabilities as at 30 June 2004:
Segment liabilities	452.1	267.4	55.6	775.1
Unallocated corporate liabilities				2,397.9

Consolidated total liabilities				3,173.0

6.	Segment information (continued)

(c)	Information for the six months ended 30 June 2003

Business segments

	Six months to 30 June 2003
	Copper- uranium	Nickel	Fertilizer	Elimination	Consolidated
	$M	$M	$M	$M	$M
Revenue
Sales revenue[1,2]	362.6	776.2	256.1	—	1,394.9
Inter-segment sales revenue	—	—	3.8	(3.8)	—

Total sales revenue from operations (before hedging)	362.6	776.2	259.9	(3.8)	1,394.9
Hedging	6.9	12.9	2.3	—	22.1

Revenues from operating activities					1,417.0
Proceeds from disposal of non-current assets:
Business segments	0.4	1.3	0.1	—	1.8
Unallocated					1.3

Segment revenues	369.9	790.4	262.3

Interest received / receivable					9.3

Revenue from ordinary activities					1,429.4

Result [2,3]
Earnings before allocation of hedging result	(42.2)	104.6	4.5		66.9
Unallocated profits [4]					4.4

					71.3
Hedging	6.9	12.9	2.3	—	22.1

Segment result	(35.3)	117.5	6.8

Earnings from operations					93.4
Unallocated corporate expenses:
New business					(12.3)
Exploration					(10.7)
Corporate					(8.7)
Finance and other costs					(1.1)
Net borrowing costs					(21.2)

Profit from ordinary activities before income tax credit					39.4
Income tax credit					7.6

Net profit after tax					47.0

[1]	Sales revenue includes intermediate product sales. Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
[2]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenues and costs, with minimal net contribution to Nickel’s profit. Sales revenue and profit for Nickel have been restated for 2003 accordingly.
[3]	The results have been restated to reflect additional shared services cost recoveries introduced with effect from 1 January 2003. As a result, segment results have changed. There is no impact on the overall consolidated profit.
[4]	Unallocated profit/(loss) is largely matched by costs/revenues in business segments with minimal net contribution to group earnings.

6.	Segment information (continued)

(c)	Information for the six months ended 30 June 2003 (continued)

Business segments (continued)

	Copper- uranium	Nickel	Fertilizer	Consolidated
	$M	$M	$M	$M
Depreciation and amortisation	115.0	103.7	20.8	239.5
Unallocated depreciation and amortisation				3.9

				243.4

Acquisition of non-current assets [1]	171.0	118.9	13.9	303.8
Unallocated corporate acquisitions [2]				7.5

				311.3

[1]	Comprises acquisitions of property, plant and equipment, exploration and evaluation expenditure, mine properties under development and acquired mineral rights.
[2]	Includes capitalised interest of $3.6 million.

Assets as at 31 December 2003: [1]
Segment assets	4,313.0	1,835.4	753.5	6,901.9
Unallocated corporate assets				658.3

Consolidated total assets				7,560.2

Liabilities as at 31 December 2003: [1]
Segment liabilities	443.8	345.1	85.6	874.5
Unallocated corporate liabilities				2,736.0

Consolidated total liabilities				3,610.5

[1]	Assets and liabilities relating to power sales made by Nickel to third parties in Western Australia are now reported as part of the Nickel business unit. The amounts above have been restated accordingly.

7.	Dividends

	Notes		Six months to 30 June 2004	Six months to 30 June 2003
			$M	$M
(a) Dividends paid during the six months to 30 June 2004:
- Paid in cash			44.6	—
- Satisfied through the issue of shares	7	(c)	24.5	—

			69.1	—

(b)	On 11 August 2004, the directors declared an interim dividend of 17 cents per share ($196.9 million) to be paid on 22 September with the record date for entitlements being 6 September.

(c)	Dividend reinvestment plans

WMC Resources offers shareholders resident in Australia and New Zealand the opportunity to reinvest part or all of their dividends in additional WMC shares through our Dividend Reinvestment Plan (DRP). The terms and conditions for the DRP may be found on WMC’s website at www.wmc.com/investor/sharediv.htm.

During the period 4,889,328 shares with a value of $24.5 million were issued under the dividend reinvestment plan.

The directors have determined that WMC will continue the DRP but a zero per cent discount will apply to the 2004 interim dividend and to future dividends until further notice. The last date for receipt by the company of an election notice for participation in the DRP in respect of the 2004 interim dividend is 6 September 2004.

8.	Capitalised outlays

	Six months to 30 June 2004	Six months to 30 June 2003
	$M	$M
Borrowing costs capitalised (into property, plant & equipment)	1.9	3.6
Global bond issue costs capitalised (into other non-current assets)	—	10.0
Corridor Sands exploration and evaluation expenditure capitalised	2.4	2.7
Exploration and evaluation expenditure acquired (Cliffs)	5.0	—

9.	Deferred gains - hedging contracts

Deferred gains in relation to hedging contracts are reported within other current and non-current liabilities in the statement of financial position. The net deferred gains as at 30 June 2004 and 31 December 2003 are:

	30 June 2004	31 December 2003
	$M	$M
Current - deferred gains	128.3	175.1
Non-current - deferred gains	537.2	684.6

Total deferred gains	665.5	859.7

Deferred gains mainly consist of realised and unrealised gains and losses arising from revaluations of foreign-denominated debt and commodity and currency hedging contracts that relate to commodities to be produced and sold in future years. The deferred gains and losses will be brought to account when the underlying transaction occurs.

During 2003 and early 2004, the close out of the 2005-2008 legacy foreign exchange and commodity contracts has realised a large proportion of these gains (refer below). Whether the remaining unrealised deferred balances will be realised and at what amount depends upon commodity and currency price movements until the maturity of the hedge contracts or debt concerned.

The expected timing of recognition of the deferred gains and losses based on current valuations is shown below:

Deferred hedging gains / (losses) as at 30 June 2004

	Less than 1 Year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	More than 5 Years	Total
	$M	$M	$M	$M	$M	$M	$M
Deferred gains	140.7	115.9	139.8	103.2	65.5	311.4	876.5
Deferred losses	(12.4)	(5.4)	(43.4)	(3.9)	(3.8)	(142.1)	(211.0)

Total	128.3	110.5	96.4	99.3	61.7	169.3	665.5

Close out of foreign currency and commodity hedge book

Included in the above net deferred gain is a realised gain of $385.8 million in relation to foreign currency and commodity hedges maturing between 2004 and 2010 which were closed-out during 2003 and early 2004. In accordance with Australian Accounting Standards, these gains will be deferred until the underlying transaction occurs. The expected timing of recognition of the realised deferred gains on the close out of the foreign currency and commodity hedge book is shown below:

Deferred gains:	Less than 1 Year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	More than 5 Years	Total
	$M	$M	$M	$M	$M	$M	$M
Foreign currency	54.5	97.5	82.3	88.0	44.6	—	366.9
Gold	3.2	2.7	2.6	2.7	2.8	4.9	18.9

Total	57.7	100.2	84.9	90.7	47.4	4.9	385.8

10.	Retained profits

	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 December 2003
	$M	$M	$M
Retained profits /(accumulated losses) at the beginning of the period	199.5	(77.5)	(77.5)
Net profit attributable to members of WMC Resources Ltd	514.8	47.0	245.6
Dividends paid	(69.1)	—	—
Net transfers - from asset revaluation reserve	—	—	24.5
- from foreign currency translation reserve	(3.0)	0.4	6.9

Retained profits/(accumulated losses) at the end of the period	642.2	(30.1)	199.5

11.	Control gained / lost over entities having material effect

There have been no acquisitions or losses of control of material entities in the six months to 30 June 2004.

12.	Issued and quoted securities at end of current period

Ordinary shares	Number issued	Number quoted	Issue price per share($)
Fully paid shares at end of period	1,157,655,181	1,157,655,181	Various

Changes during the current period:
Increase in fully paid shares following:
i) Issue of shares under the dividend reinvestment plan	4,889,328	4,889,328	$5.01
ii) Exercise of options	2,694,908	2,694,908	Various

Total increase in fully paid shares	7,584,236	7,584,236

Unquoted employee options

	Number issued	Number quoted	Exercise price	Expiry date
Unquoted employee options to acquire fully paid ordinary shares as at 30 June 2004	1,221,775	Nil	$3.90	20 December 2004
	1,530,200	Nil	$3.48	18 December 2005
	3,835,400	Nil	$4.33	30 November 2006
	6,927,462	Nil	$4.34	23 December 2007

	13,514,837

Options issued during the current period	Nil	Nil

Reinstatement of options lapsed	2,600	Nil	$4.34	23 December 2007

Options exercised during the current period	168,170	Nil	$3.90	20 December 2004
	268,300	Nil	$3.48	18 December 2005
	564,500	Nil	$4.33	30 November 2006
	1,693,938	Nil	$4.34	23 December 2007

	2,694,908

13.	Contingent assets and liabilities

There have been no significant changes in contingent assets and liabilities in the six months to 30 June 2004.

14.	Events subsequent to balance date

There has not arisen in the interval between the end of the period and the date of this report, any item, transaction or event of a material or unusual nature which has or may significantly affect the operations of the group, the results of those operations, or the state of affairs of the group in future periods.

15.	International financial reporting standards (IFRS)

WMC will be required to prepare financial statements which comply with International Financial Reporting Standards (“IFRS”), as issued by the Australian Accounting Standards Board, from 1 January 2005. The financial report for the half year ending 30 June 2005 will be the first financial report prepared in compliance with IFRS. Comparative information will be required to be restated to reflect the application of IFRS to that comparative period.

As WMC is an SEC foreign registrant, it is required to present statements of financial performance and cash flows and related notes for a three year period for its US financial report on Form 20-F. This would normally require the WMC IFRS transition date to be on 1 January 2003, one year earlier than required for Australian only listed entities. The SEC is currently considering whether the additional comparative year will be waived. As a result, WMC’s transition date may be either 1 January 2003 or 1 January 2004. Irrespective of the actual transition date, WMC will provide a complete reconciliation from existing Australian generally accepted accounting principles to IFRS accounting principles.

During 2003, WMC established a project team to manage and plan the transition, ensure all stakeholders are informed and to identify solutions to issues which arise during the project. A detailed technical evaluation, calculation of transition adjustments and management of any process or system changes required is underway.

The changes identified to date that will be required to WMC’s existing accounting policies include the following:

1.	Impairment of Assets

The recoverable amount of non-current assets will be assessed as the higher of net selling price and value in use, on a discounted basis. WMC currently assesses recoverable amounts of non-current assets based on undiscounted future net cash flows.

Impact on WMC:

Transition impact –	current assessment does not indicate any impact on the IFRS opening statement of financial position.

Continuing impact –	future economic cycles and other risks and uncertainties could result in a greater volatility of earnings as a consequence of write-downs (and subsequent reversals) of non-current assets.

2.	Provision for environmental rehabilitation

Environmental obligations associated with the retirement or disposal of long lived assets will be recognised when the disturbance occurs and is based on the extent of damage incurred. The provision is measured as the present value of the future expenditure. A corresponding rehabilitation asset is also recognised. On an ongoing basis, the rehabilitation liability will be remeasured at each reporting period in line with the changes in the time value of money (recognised as an accretion expense in the statement of financial performance and an increase in the provision), and additional disturbances/change in rehabilitation cost will be recognised as additions/changes to corresponding asset and rehabilitation liability. The rehabilitation asset will be amortised to the statement of financial performance on the same basis as the development asset. Currently WMC has a rehabilitation liability which progressively increases (with the corresponding amount booked to the statement of financial performance) over the life of the operation.

Impact on WMC:

Transition impact -	WMC will be required to remeasure the existing environmental rehabilitation provision to the present value of the future expenditure and recognise a related rehabilitation asset. Retained earnings will be impacted to the extent that this net position differs from the existing rehabilitation provision.

Continuing impact -	the statement of financial performance will recognise both an accretion expense and amortisation of the rehabilitation asset.

3.	Exploration and Evaluation

The IFRS standard on Exploration for and Evaluation of Mineral Resources will not be issued until the fourth quarter of 2004

Impact on WMC:

The impacts of changes from WMC’s existing accounting policy (which is in accordance with AAS 1022 Accounting for the extractive industries”) are not yet determinable

15.	International Financial Reporting Standards (IFRS) (continued)

4.	Derivatives

All financial assets and liabilities, including derivatives, will be recorded on the face of the statement of financial position at fair value, except for non-derivative financial liabilities which are recognised at amortised cost. Assuming certain conditions are met, hedges are classified as either cash flow hedges, fair value hedges or hedges of investment in foreign operations. Changes in the fair value of cash flow hedges, together with the change in the fair value of the underlying item, can be deferred in an equity account in the statement of financial position, provided the hedges are effective. Changes in the market value of fair value hedges and hedges of investments in foreign operations, together with their underlying positions are booked to the income statement. WMC currently values hedges at spot prices and defer gains and losses on effective hedges as assets and liabilities on the statement of financial position until the underlying hedged transaction occurs.

Impact on WMC:

Transition impact –	WMC is yet to determine the date of transition, however it is likely the existing derivative based balances will be revalued to market rates and any deferred gains or losses are transferred to equity. There is not expected to be a significant impact on the recorded amount of non-derivative financial liabilities on transition.

Continuing impact –	As WMC closed out its 2005 to 2008 hedge book in 2003 (and is assumed to continue its policy of not hedging), retaining only the 2004 legacy hedge book, there should not be a significant ongoing impact.

5.	Defined Benefit Superannuation Plan

An asset/liability, being the net of the defined benefit obligation (adjusted for unrecognised actuarial gains/losses and past service costs) and the fair value of the plan assets, will be recognised in the statement of financial position. On an ongoing basis, the movement in this net balance will be recognised in the statement of financial performance. Currently, WMC recognises the cash contributions to the defined benefit super fund as an expense in the statement of financial performance.

Impact on WMC:

Transition impact -	WMC will recognise a defined benefit liability in the statement of financial position with the corresponding impact to retained earnings.

Continuing impact –	Movements in the net position of the defined benefit fund at subsequent reporting periods will be recognised in the statement of financial performance.

6.	Income Tax

Income tax will be calculated based on the “balance sheet” approach, replacing the current income statement method. This may result in the recognition of additional deferred tax assets and liabilities. In addition, tax losses will be recognised as an asset to the extent that future taxable profits are probable. This may result in greater deferred tax assets when compared to the existing parameters of recognising future income tax benefits when tax losses are virtually certain of being realised and timing differences where realisation is assured beyond reasonable doubt.

Impact on WMC:

Transition impact -	The change to the balance sheet approach may result in the recognition of additional deferred tax assets and liabilities with a corresponding impact to retained earnings.

Continuing impact -	Movements in deferred assets and liabilities will be recognised in the statement of financial performance.

Directors’ Declaration

The directors declare that the financial statements and notes set out on pages 7 to 23:

a)	comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b)	give a true and fair view of the consolidated entity’s financial position as at 30 June 2004, and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date.

In the directors’ opinion:

a)	the financial statements and notes are in accordance with the Corporations Act 2001; and

b)	there are reasonable grounds to believe that WMC Resources Ltd will be able to pay its debts as and when they become due and payable.

The declaration is made in accordance with a resolution of the Directors.

Andrew G Michelmore
Chief Executive Officer

11 August 2004

Independent review report to the members of WMC Resources Ltd

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of WMC Resources Ltd:

•	does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the WMC Resources Group (defined below) at 30 June 2004 and of its performance for the half-year ended on that date, and

•	is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the WMC Resources Group (the consolidated entity), for the half-year ended 30 June 2004. The consolidated entity comprises both WMC Resources Ltd (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•	inquiries of company personnel, and

•	analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Paul Bendall	Melbourne
Partner	11 August 2004